================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A - 16 OR 15(d) - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE MONTH ENDED SEPTEMBER 30, 2004

                        COMMISSION FILE NUMBER: 333-49871

                                  TRANSTEL S.A.
                 (Translation of Registrant's name into English)

                               Calle 15 No. 32-591
                                 Yumbo, Colombia
                    (Address of principal executive offices)

        INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE
              ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           Form 20-F [X] Form 40-F [ ]

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS
                 PERMITTED BY REGULATION S-T RULE 101(b)(1):____

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

   INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION
    CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                                 YES [ ] NO [X]

================================================================================

OVERVIEW

     The term "Transtel" refers to Transtel S.A. and the term "Company" refers to Transtel and its consolidated subsidiaries identified below. Transtel's consolidated subsidiaries consist of its majority-owned Operating Subsidiaries identified below and three wholly-owned subsidiaries: Morris Lease Asset I, Ltd. ("MLA"), Suscripciones Audiovisuales E.U. ("Suscripciones") and Cablevision E.U. (together with Suscripciones, "Cablevision").

     Transtel owns and operates seven telephone systems through the following subsidiaries (referred to herein as the "Operating Subsidiaries"):

          LEGAL NAME OF OPERATING SUBSIDIARY               REFERRED TO HEREIN AS
          ----------------------------------------------   ---------------------
          Bugatel S.A. E.S.P.                              Bugatel
          Caucatel S.A. E.S.P.                             Caucatel
          Empresa de Telecomunicaciones de Girardot S.A.
           E.S.P.                                          TeleGirardot
          Empresa de Telefonos de Jamundi S.A. E.S.P.      TeleJamundi
          Empresa de Telefonos de Palmira S.A. E.S.P.      TelePalmira
          Telefonos de Cartago S.A. E.S.P.                 TeleCartago
          Unitel S.A. E.S.P.                               Unitel

     MLA, which was formed in February 2004 in connection with our Restructuring described herein, holds certain telecommunications equipment used by the Operating Subsidiaries. Through Cablevision, Transtel holds the exclusive license to provide pay television service in Cali and the surrounding area. References to "Pesos" or "Ps" are to the Colombian peso and references to "Dollars" and "$" are to the United States dollar.

     OUR BUSINESS

     We are the largest private telephone company in Colombia. Our Operating Subsidiaries own and operate seven telephone systems and one cable system, providing voice, data and other media services to commercial and residential subscribers in Cali and nine other cities in southwestern Colombia. As of September 30, 2004, we had approximately 204,690 telephone, 24,511 Internet and 10,631 pay television subscribers.

     We operate from a robust platform employing exclusively digital switching and fiber-optic transmission technology, with 280,378 gates, 331,000 pairs and over 541 km of deployed fiber rings. Our systems include a deployed fiber optic network in Cali, which we acquired as part of our acquisition of Cablevision, our pay television subsidiary. In addition to serving our pay-television subscribers, this fiber, together with other fiber-optic loops built by the Company, provides the backbone for our data products, including our "Fast Link" technology and Uniweb, our full service Internet service provider or "ISP", supported by Sun Microsystems and Cisco hardware and software.

     We began operations in 1995 with one system, TelePalmira, and 15,600 subscribers. We grew rapidly through select acquisitions, planned organic growth and the implementation of our build-out plan for the expansion and upgrade of the infrastructure required to satisfy the significant demand for telephone lines in each of our markets (the "Expansion Plan"). We have recently completed the restructuring (the "Restructuring") of the financial obligations we incurred to fund our initial growth, including the Expansion Plan.

     As a result of the completion of the Expansion Plan, our technological infrastructure is able to accommodate continued growth without significant additional capital expenditure. Our built-out network has a 280,378 installed-line capacity and served 204,690 subscribers, as of September 30, 2004. The following table shows our installed-line capacity and subscribers served by Operating Subsidiary.

                                                                                   UNITEL
                                                                         ----------------------------
              TELEPALMIRA    TELECARTAGO     CAUCATEL      TELEJAMUNDI     WIRELINE       WIRELESS        BUGATEL     TELEGIRARDOT
             -------------  -------------  -------------  -------------  -------------  -------------  -------------  -------------
Capacity            71,164         29,462         20,278         12,239         53,419         35,000         22,124         36,692
Subscribers         65,724         17,753         16,682          7,850         21,339         25,460         18,065         31,817

We believe the relatively low penetration levels in the Colombian market for telephone services present growth opportunities to providers like us. The Departamento Nacional de Planeacion has set a target for average national telephone penetration of 30 lines per 100 persons by 2007. The country still trails this objective (currently approximating 18 lines per 100 persons) but it is believed that penetration will continue to grow. In fact, the penetration within two of Colombia's largest cities, Medellin and Bogota, exceeds this target, averaging 38.2 and 34.4, respectively. However, penetration in Cali (approximately 26.0), the country's second largest city, noticeably trails that of its peer cities. We believe that, with an aggressive sales plan and a weak competitor, the incumbent, EMCALI, which has been undergoing financial restructuring since 2001, we will grow our operations in Cali (through Unitel) faster than in any other municipality.

     In addition, we believe that our data products offer us an opportunity for further expansion using our existing platform. Despite the widespread availability of "free" Internet service from competitors, we are enjoying strong revenue growth (expecting over 10% in 2004) in our Internet products and services and believe that the market will be increasingly willing to pay for high speed, high quality products and services of the type we offer. Our strategy is to use these products and services as a lead offering in the cross-selling and marketing of our other products and services and to capture more of the higher margin residential and non-residential customers.

     OUR RESTRUCTURING

     In our recently completed Restructuring, we restructured an aggregate $309.6 million of outstanding indebtedness, of which $198.4 million was exchanged for restructured obligations and $111.2 million was capitalized in exchange for Transtel equity. Except for the claims of our principal pre-Restructuring equipment vendor Siemens AG and related entities (collectively, "Siemens"), the Restructuring did not affect the existing obligations of the Operating Subsidiaries to their creditors, including obligations to suppliers and vendors, local banks and, in respect of deferred value-added taxes and duties in connection with the purchase and importation of telecommunications equipment, DIAN. The Restructuring was approved by Transtel's creditors and shareholders on November 25, 2003 and formally closed as of February 24, 2004.

     As part of the Restructuring, Siemens transferred its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Morris Lease Asset I, Ltd. ("MLA"), which was formed in February 2004 for this purpose.

                  NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

     The following discussion of our results of operations for the nine months ended September 30 2004 and 2003 should be read in conjunction with our Unaudited Consolidated Interim Financial Statements as of and for the nine months ended September 30, 2004 and 2003 and the notes thereto, included elsewhere herein. Our Unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain respects from U.S. GAAP. Note 9 to our Unaudited Consolidated Interim Financial Statements provides a description of the principal differences between U.S. GAAP and Colombian GAAP as they relate to our Unaudited Consolidated Interim Financial Statements, and reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates presented. Unless otherwise indicated, the financial information has been presented in constant Pesos as of September 30, 2004. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on September 30, 2004, which was Ps 2,595.17 Pesos to one Dollar (September 30, 2003 Ps 2,889.39 to one Dollar). No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all. This section contains forward-looking statements that involve risks and uncertainties.

KEY FACTORS AFFECTING REVENUE AND RESULTS OF OPERATIONS

     REVENUES

     We earn our revenues principally from local telephone services, including monthly fees for service, local usage charges and access charges for providing interconnection to national and international long distance and cellular carriers. We also earn revenue from data and Internet services and from our non-core pay television services.

     The principal components of our telephone service revenues are (i) basic charges for service, billed as a fixed monthly charge; (ii) local usage charges for local calls, billed on the basis of impulses (three minutes) consumed; and
(iii) access charges for interconnection to national and international long distance networks and cellular carriers, billed on a per minute basis.

     The main factors that influence our telephone service revenues are as follows:

     . Subscriber levels. The number of subscribers connected to our networks directly affects our revenue from basic charges and call traffic that generates local usage charges and access charges. The number of subscribers connected to our networks depends not only our ability to add new subscribers but also on the turnover, or "churn", rate of our existing subscribers. Churn consists of any subscriber whose service, once established, is disconnected, whether by us or voluntarily by the subscriber.

     The following tables show information on our average annual subscriber churn by Operating Subsidiary and on a consolidated basis for each of the last five years and the nine months ended on September 30, 2004:

                               TELEPALMIRA                 TELECARTAGO                 CAUCATEL                   TELEJAMUNDI
                        -------------------------   -------------------------  -------------------------  -------------------------
                         SUBSCRIBERS                 SUBSCRIBERS                SUBSCRIBERS                SUBSCRIBERS
      YEAR ENDED        -------------               -------------              -------------              -------------
     DECEMBER 31,         AVE   CHURN  CHURN RATE    AVE    CHURN  CHURN RATE    AVE   CHURN  CHURN RATE    AVE   CHURN  CHURN RATE
----------------------  ------  -----  ----------   ------  -----  ----------  ------  -----  ----------  ------  -----  ----------
1999 .................  66,256    469        0.70%  30,264    257        0.90% 23,211    164        0.70% 11,866    101        0.90%
2000 .................  68,693  5,167        7.50%  32,335  7,362       22.80% 23,313  4,676       20.10% 12,691  1,239        9.80%
2001 .................  64,478  6,435        9.90%  24,521  3,964       16.20% 18,983  2,346       12.40% 11,197  1,874       16.70%
2002 .................  66,445  6,074        9.10%  23,690  2,410       10.20% 18,800  2,848       15.20% 10,843  1,039        9.60%
2003 .................  65,615  3,855        5.90%  22,098  4,420       20.00% 18,560  2,797       15.10% 10,273  1,510       14.70%
Nine months ended
 September 30, 2004 ..  65,598  2,413        3.68%  19,159  5,318       27.76% 17,153  2,649       15.44%  8,798  1,935       21.99%

                             UNITEL                     BUGATEL                  TELEGIRARDOT                  CONSOLIDATED
                   --------------------------  -------------------------  --------------------------  ----------------------------
                    SUBSCRIBERS                 SUBSCRIBERS                 SUBSCRIBERS                 SUBSCRIBERS
    YEAR ENDED     --------------              -------------              --------------              ---------------
   DECEMBER 31,     AVE     CHURN  CHURN RATE   AVE    CHURN  CHURN RATE   AVE    CHURN   CHURN RATE    AVE     CHURN   CHURN RATE
------------------ ------  ------  ----------  ------  -----  ----------  ------  ------  ----------  -------  ------   ----------
1999 ............. 56,309     498        0.90% 23,257    201        0.90% 50,659     324        0.60% 261,822   2,014         0.80%
2000 ............. 63,198  24,663       39.10% 26,692  5,508       20.60% 47,596  15,836       33.30% 274,518  64,451        23.50%
2001 ............. 45,096   9,404       20.90% 21,115  2,975       14.10% 37,654   2,412        6.40% 223,044  29,410        13.20%
2002 ............. 46,554   4,668       10.00% 20,997  2,179       10.40% 37,205   3,541        9.50% 224,534  22,759        10.10%
2003 ............. 49,851   7,486       15.00% 19,629  3,846       19.60% 36,374   3,469        9.50% 222,400  27,383        12.30%
Nine months ended
 September 30,
 2004............. 48,314   5,821       12.05% 17,999  2,640       14.67% 35,193   5,853(*)    16.63% 212,214  26,629(*)      12.55%

(*) Includes 3,968 subscribers of Teletequendama en Liquidacion S.A.E.S.P. ("Teletequendama") whose lines were managed by TeleGirardot during the liquidation of Teletequendama. In the third quarter of 2004, the Superintendency of Public Utilities completed the sale to Empresa de Telecomunicaciones de Bogota of Teletequendama, including its subscriber base.

SUBSCRIBER GROWTH

The following table provides information regarding the Operating Companies:

                          TELEPALMIRA  TELECARTAGO     CAUCATEL  TELEJAMUNDI    UNITEL      BUGATEL   TELEGIRARDOT     TOTAL
                          -----------  -----------     --------  -----------  ----------   --------   ------------   --------
Municipality                  Palmira      Cartago      Popayan      Jamundi  Yumbo/Cali   Bugatel    Girardot (!)      N/A
NUMBER OF SUBSCRIBERS
As of start date               15,600       13,800       10,800          New Systems         10,700         23,500     74,400
As of December 31, 1998        63,357       27,930       22,113       10,390      39,452     20,304         48,270    231,816
As of December 31, 1999        68,803       32,844       23,721       12,737      67,716     26,931         53,454    286,206
As of December 31, 2000        63,636       25,482       19,045       11,498      43,053     21,423         37,618    221,755
As of December 31, 2001        65,977       23,863       19,020       10,897      45,138     20,987         37,683    223,565
As of December 31, 2002        65,900       23,278       18,800       10,688      48,975     20,681         36,855    225,177
As of December 31, 2003        65,866       21,819       17,946        9,831      49,133     18,668         34,480    217,743
As of September 30, 2004       65,724       17,753       16,682        7,850      46,799     18,065         31,817    204,690

     . Traffic levels. The amount of traffic on our systems directly affects the usage components of our revenues including local usage charges and access charges. Our fixed-line network services face increasing competition from other telecommunications services that affect our traffic levels.

     . Tariff levels. The rates we charge for our services are regulated by the Comision de Regulacion de Telecomunicaciones (the "CRT") and are generally subject to inflationary adjustments. Our revenues from basic charges and local usage charges increased in 2003 and the nine months ended in September 2004 primarily due to an increase in our rates. Changes in regulation can affect our revenues.

          . We are allowed by law to set tariffs for our basic charges and local usage charges either in accordance with our historical costs or at levels established by our competition. This has generally benefited us by allowing management (where applicable) to set tariffs in accordance with our competitions' higher historical rates, rather than our own lower cost of operations. The CRT also permits operators to increase tariffs as often as monthly in order to capture the effects of local inflation. For 2003 and the nine months ended September 30, 2004, our average rates, in constant Pesos, for basic charges increased approximately 28.0% and 14.4%, respectively, and our average rates for local usage charges increased approximately 25.9% and 12.9%, respectively.

          . Pursuant to agreements with the long distance carriers with terms running through 2009, our access charges are based on minutes used. The carriers have asked the CRT to require us, prior to the termination of our current agreements, to adopt fixed-fee access charges based on the capacity we allocate to the carriers. We cannot predict what effect this change would have on our revenues.

          . In 2005, we will be required to offer our subscribers the option of (i) being billed for local usage charges either per minute, on the basis of actual minutes used, or (ii) per "impulse" (i.e. a unit of three minutes), or (iii) on a flat monthly fee basis. We cannot predict what effect this will have on our revenues.

     . Subscriber Mix. Our revenues and profitability are affected by our subscriber mix (residential and commercial subscribers). As of December 31, 2003 and September 30, 2004, our subscriber base was composed of approximately 80% residential and 20% commercial subscribers. Commercial subscribers and more affluent residential subscribers tend to produce higher traffic levels, tend to pose less payment risk and consume more of our value added and data and Internet services. For these reasons, we are seeking to designing and implementing marketing programs aimed to capture more of these higher margin customers. The following table shows our average tariffs as of September 30, 2004 for residential and commercial customers.

                                                  TARIFF
                           -----------------------------------------------------
SERVICE                           RESIDENTIAL                  COMMERCIAL
------------------------   -------------------------   -------------------------
Basic Charges ..........   Ps   17,994 ($6.99)/month   Ps   21,593 ($8.39)/month
Local Usage Charges ....   Ps  28.00 ($0.011)/minute   Ps  33.60 ($0.013)/minute
Access Charges .........   Ps   65.32 ($0.02)/minute   Ps   65.32 ($0.02)/minute

OPERATING COSTS.

     The main factors that influence our operating costs are:

     . Sales and marketing expenses. We expect Unitel to be our primary vehicle for growth. In Cali, Unitel's principal competitor is EMCALI. Owing, in part, to EMCALI's continuing financial difficulties, we have been able to develop and maintain a strong position in the region. We do not anticipate a need for substantial increases in our sales and marketing efforts to reach our targets in the region.

     . Churn and receivable write-offs. We believe that churn in 2003 was unusually high because of our focus on the Restructuring and related local uncertainty as to the outcome. In 2004, we have witnessed continued churn within our system and our competitors' operations. We believe that this is attributable to a number of factors including aggressive competition and reductions in mobile phone tariffs by several new entrants in the cellular market seeking to gain market share. We believe that this is a temporary market aberration. Going forward, we expect that some competitive behavior will be unsustainable and consumers will respond favorably to our competitive and less expensive tariffs. We are also implementing a number of sales and marketing efforts to counter this competition and through September 30, 2004 connected new subscribers equivalent to over 57% of subscribers lost. We also expect continued net additions through the fourth quarter.

     . Restructuring expenses. Throughout 2003 and the nine months ended September 30, 2004, we incurred significant non-recurring charges for professionals engaged in connection with the Restructuring. In accordance with guidelines established by the Superintendency of Companies, we will fully expense any restructuring-related charges not previously amortized, including certain charges incurred in 2003, in 2004. (Under prior guidelines, such expenses would have been amortized over the life of the related indebtedness.) These costs total $6.3 millions for the nine months ended September 30, 2004.

     . Personnel costs. We hired a significant number of employees in order to facilitate the implementation of the Expansion Plan. Since that time we have been reducing headcount. Where appropriate, we attempt to take advantage of opportunities to rationalize our operations, and in 2003 we merged certain functions of Unitel and Suscripciones Audiovisuales in order to lower costs (including personnel costs). At present we do not anticipate making further substantial reductions in personnel costs.

     . Systems repairs and maintenance. Our systems, installed or upgraded in connection with the Expansion Plan, are relatively new, and accordingly we do not expect to incur material repair or maintenance costs in connection with their operation.

     MONETARY AND FOREIGN EXCHANGE GAIN (LOSS)

     Due principally to levels of unhedged Dollar-denominated debt, fluctuations in the value of the Peso against the Dollar can have a significant impact on our net income (loss). We generally record a net monetary and foreign exchange gain when the Peso appreciates against the Dollar and a net monetary and foreign exchange loss when the Peso depreciates against the Dollar. In 2003, we recorded a net monetary and foreign exchange loss of Ps46,108 million ($16.6 million). For the nine months ended September 30, 2004, we recorded a net monetary and foreign exchange gain of Ps 1,022,762 million ($0.394 million).

EBITDA

     For illustrative purposes and to facilitate the reader's understanding of our operating results, we report information on our EBITDA, which we calculate as described below. EBITDA is not intended to represent our cash flow or results of operations in accordance with Colombian or United States GAAP for any period. We calculate our EBITDA as follows: For any period, determined in accordance with Colombian GAAP on a consolidated basis for Transtel and its subsidiaries, net income for such period plus to the extent deducted in calculating such net income, (i) income tax expense, (ii) net monetary inflation adjustment, (iii) depreciation and amortization expenses, (iv) net financial expense, (v) minority interest and (vi) all other non-cash charges (other than non-cash charges which require an accrual of a reserve for cash charges in future periods), less any non-cash items which have the effect of increasing net income for such period, plus (less) to the extent deducted (included) in net income, extraordinary losses (gains) and nonrecurring items (including gains and losses on asset sales) deducted (included) in calculating net income.

RESULTS OF OPERATIONS

     The composition of the Company's revenues for each of the nine months ended September 30, 2004 and 2003 discussed herein is as follows:

                                          NINE MONTH ENDED SEPTEMBER 30,
                            --------------------------------------------------------
                                  2003            %             2004            %
                            ---------------   --------    ---------------   --------
                                (In thousands of constant Pesos of September 30,
                                    purchasing power, except percents data)
Connection fees ..........  Ps      775,996          1%   Ps      688,859          1%
Local usage charges ......       40,904,625         38%        39,027,224         38%
Basic charges ............       28,066,745         26%        29,996,303         29%
Long distance charges ....       20,124,670         19%        17,679,619         17%
Internet charges .........        3,587,875          3%         3,858,855          4%
Other operating income ...        9,093,808          8%         6,622,563          6%
                            ---------------   --------    ---------------   --------
Total Telephone ..........      102,553,719         95%        97,873,423         95%
Pay television services ..        5,787,745          4%         5,000,738          5%
                            ---------------   --------    ---------------   --------
Total ....................  Ps  108,341,464        100%   Ps  102,874,161        100%
                            ===============   ========    ===============   ========

The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                             NINE MONTHS ENDED SEPTEMBER
                                             ---------------------------
                                                 2003           2004
                                             ------------   ------------
Revenues .................................         100.00%        100.00%
                                             ============   ============
Costs and expenses:
  Operating costs ........................          31.39          30.54
  Administrative and selling expenses ....          29.20          38.69
                                             ------------   ------------
    Total ................................          60.59          69.23
                                             ------------   ------------
Operating income .........................          39.41          30.77
Non-operating expenses ...................         (91.04)        (40.10)
Net monetary correction ..................          47.90          38.53
                                             ------------   ------------
Gain (Loss) before income taxes
 and minority interest ...................          (3.74)         29.20
Income tax expense .......................          (6.30)         (7.67)
                                             ------------   ------------
Gain (Loss) before minority interest .....         (10.04)         21.53
Minority interest ........................          (0.12)         (1.66)
                                             ------------   ------------
Net income (loss) ........................         (10.16)         19.87
                                             ============   ============
EBITDA ...................................          68.28%         71.49%

     NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2003

     Revenues. Total revenues for the nine months ended September 30, 2004 decreased by Ps 5,467 million ($2.1 million), or 5.0%, from Ps108,341 million ($41.7 million) to Ps102,874 million ($39.6 million.) for the nine months ended September 30,2003 and 2004 respectively. This reduction in revenues over the periods under consideration is primarily the result of a Ps 6,161 million ($2.3 million) effect of constant peso restatement of 2003's nine months revenues.

     Revenue from local usage charges decreased by Ps 1,877 million ($0.7 million), or 4.5 %, from Ps40,904 million ($15.7 million) to Ps 39,027 million ($15.0million) for the nine months ended September 30,2003 and 2004 respectively. This decrease is mainly due to effect of constant peso restatement by Ps 2.326 million ($0.9 million ), offset, in part, by the 11% tariff increase we implemented in the first half of 2004.

     Revenue from basic charges increased by Ps 1,929 million ($0.7 million), or 6.8%, from Ps28,067 million ($10.8 million) to Ps 29,996 million ($11.6 million) for the nine months ended September 30,2003 and 2004 respectively. This increase was primarily due to an average tariff increase of 14.4% during the nine months ended September 30, of 2004.

     Revenue from long distance charges decreased by Ps 2,445 million
($0.9 million) or 12.14 %, from Ps 20,125 million ($7.7 million) to Ps 17,680 million ($6.8 million) for the nine months ended September 30, 2003 and 2004 respectively. This decrease is consequence of a reduction in the Company's fixed line traffic and resulting loss of access charges due to shift from national long distance usage and fixed-to-mobile usage and the effect of constant peso restatement of 2003's nine months by Ps 1,144 million ($0.4 million).

     Cost of revenues. Cost of revenues decreased by Ps 2,591 million ($1.0 million), or 7.6% from Ps 34,011 million ($13.1million) to Ps 31,420 million ($12.1million) for the nine months ended September 30, 2003 and 2004, respectively, The decrease was mainly due to: decrease in a) maintenance by Ps
1.669 million ($0.6 million) from Ps 3,127 million ($1.2 million) to Ps 1,458 million (0.5 million) b) transmission rights by Ps 0.423 million ($0,1 million) from Ps 2,414 million ($0.9 million) to Ps 1,991 million ($0.8 million) and c) salaries by Ps 0. 712 million (0.2 million) from Ps4,427 million ($1.7 million) to Ps 3,715 million (1.4 million), offset by an increase in depreciation by Ps 2,637 million ($1,0 million) from Ps 12,599 million ($4.8 million) to Ps15,236 ($5.8 million) .

     Operating Expenses. Operating expenses increased by Ps8,169 million ($3.1 million), or 25.8 %, from Ps 31,635 million ($12.2 million) to Ps 39,804million ($15.3million) for the nine months ended September 30, 2003 and 2004, respectively. The increase was mainly due to: (i) a change in amortization schedules which were adjusted to be in accordance with recent guidelines from the Superintendency of Companies (which require that the costs associated with the restructuring be fully amortized in 2004). Initially, the Company had elected to amortize such costs over the period ending December 2007. In accordance with this change, the Company amortized Ps 14,422 million ($5.5 million) during the nine months ended September of 2004 as compared with the amortization of Ps 6,019 ($2.3 million) over the same period in 2003, and (ii) an increase in depreciation by Ps 0.862 million ($0.3 million) from Ps 2,748 million ($1.0 million) to Ps 3,610 million ($1.3 million), offset by a reduction in provision for doubtful accounts receivable by Ps2,325 million ($0.8 million) from Ps 5,716 million ($2.2 million) to Ps3,391 ($1.3 million).

     Operating Income. Operating income decreased by Ps 11,045 million ($4.2 million), or 25.9%, from income of Ps42,695 million ($16.4 million) to Ps 31,650 million ($12.2 million) for the nine months ended September 30, 2003 and 2004, respectively. The decrease in operating income was mainly due to an increase in depreciation and amortization of the costs of the restructuring.

     EBITDA. EBITDA decreased by Ps 0.433 million ($0.1 million), or %, from Ps 73,980 million ($28.5 million) to Ps 73,547 million ($28.3 million) for the nine months ended September 30, 2003 and 2004, respectively.

     Non-Operating Income (Expenses), Net. Non-operating income (expenses), net for the nine months ended September 30,2003 and 2004, is as follows:

                                   BLANK SPACE

                                        NINE MONTHS ENDED SEPTEMBER 30,
                                        -------------------------------
                                             2003             2004
                                        --------------   --------------
                                        (in millions of constant pesos
                                             of September 30, 2004
                                              purchasing power)
FINANCIAL INCOME (expenses):
Interest ............................   Ps     646,360   Ps     668,307
Exchange gains ......................           65,250        9,082,552
                                        --------------   --------------
                                               711,610        9,750,859
                                        --------------   --------------
Interest bonds ......................      (58,577,360)     (36,707,763)
Interest expenses ...................      (13,748,396)     (12,277,087)
Bank commissions ....................       (1,326,290)      (1,471,453)
Exchange losses .....................      (21,846,910)      (8,059,790)
Others ..............................         (687,949)      (2,653,780)
                                        --------------   --------------
                                           (96,186,905)     (61,169,873)
                                        --------------   --------------
Financial income (expenses), net ....      (95,475,295)     (51,419,014)
                                        --------------   --------------
OTHER:
Other income (expenses) .............       (3,163,914)      10,168,616
                                        ==============   ==============
Total Non operating Income (expenses)   Ps (98,639,209)  Ps (41,250,398)
                                        ==============   ==============

     Net Non-Operating Expenses. Net non-operating expenses decreased by Ps57,389 million ($22.1million), or 58.2%, from Ps 98,639 million ($38.0million) to Ps 41,250 million ($15.9 million) for the nine months ended 2003 and 2004, respectively. This decrease is mainly due to the restructuring of debt (as further described in the Note 4 to the Company's Unaudited Consolidated Interim Financial Statements) and a positive exchange rate effect for the nine months ended September 30, 2004 (revaluations) compared to the nine months ended September 30, 2003 (devaluations).

     Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income decreased by Ps12,258 million ($4.7 million), from Ps 51,892 million ($20.0 million) to Ps39,634 million ($15.3 million) for the nine months ended September 30, 2003 and 2004, respectively as a result of inflationary adjustments on non monetary balance accounts.

     Income Tax Expense (Benefit). Income tax expense increased by Ps1,058 million ($0.4 million) from Ps6,828 million($2.6 million) to Ps7,886 million ($3.0 million) for the nine months ended September 30, 2003 and 2004 respectively.

     Net Income. Net Income increased by Ps 31,445 million ($12.1 million), or 285% from loss Ps11,011 million ($4.2million) to Ps20,434 million ($7.8 million) for the nine months ended September 30, 2003 and 2004 respectively, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     OVERVIEW

     We have substantial indebtedness and related payment obligations that will leave only a limited amount of operating cash flow for our working capital contingencies or long term investment in our business. In addition, we are required under the indenture (the "Senior Notes Indenture") governing the 12 1/2 % Senior Secured Convertible Notes issued by Transtel and described in detail in "Indebtedness" below (the "Senior Notes") to prepay the Senior Notes to the extent we have excess cash flow for any quarter after payment of operating expenses and scheduled debt service and retention of a minimum cash balance of Ps7,785 million ($3.0 million) and a reserve for annual capital expenditures of Ps3,893 million ($1.5 million), as adjusted for 2004.

     The build-out of our networks is complete. Accordingly, our principal use of funds is for repayment of debt, payment of operating expenses and, in 2004, payment of accrued, non-recurring Restructuring expenses. We believe that we will operate within our annual capital expenditure budget and will incur costs related to the organic growth of our networks and periodic upgrades to our operating systems. Costs associated with our continued growth will include expansion of our secondary networks and additions to our internal plant including cards for new subscribers.

     Required principal repayments under our Senior Notes begin on December 31, 2005, with Ps 19,723 million ($7.6 million) due December 31, 2005, Ps 39,446 million ($15.2 million) due on December 31, 2006, Ps 39,446 million ($15.2 million) due on December 31, 2007 and Ps 296,109 million ($114.1 million) due at maturity on December 31, 2008, in each case reduced in forward order of maturity by the amount of any prepayments from Excess Cash Flow (as defined in the Senior Notes Indenture).

     At the closing of the Restructuring, we paid from cash on hand Ps17,128 million ($6.6 million) representing a portion of the restructuring fee owed by the Company to certain of its creditors in connection with the Restructuring (the "Restructuring Fee"). Additionally, during the nine months ending September 30, of 2004, we paid Ps 30,392 million ($11.4 million) in interest expense under our Senior Notes. On October 29, 2004 the Company paid the Ps6,207 million ($2.4 million) balance of the Restructuring Fee.

     We expect our principal cash needs for the balance of 2004 to include Ps25,646 million ($4.5 million) for interest expense under our Senior Notes.

     SOURCE OF FUNDS

     The Company has satisfied and continues to provide for its working capital needs exclusively from cash generated by operating activities. For the nine months ended September 30, 2004, cash used in operating activities was Ps 9,884 million ($3.8 million), net cash used in investing activities was Ps 5,411 million ($2.0 million), and net cash used in financing activities was Ps 2,859 million ($1.1 million).

     We had net accounts receivable of Ps 55,814 million ($21.5 million) at September 30, 2004. Approximately Ps31,253 million ($12.0 million) of these net accounts receivable is attributable to subsidies for lower income subscribers owed to the Company by the Colombian Ministry of Communication, (Fondo de Telecomunicaciones). The Company expects that such owed amounts will be recovered in full on the terms provided in Resolution 425 of the Ministry of Communication (2002).

     The Senior Notes Indenture limits our ability to incur additional indebtedness.

     The Company is required to apply 100% of any Excess Cash Flow (as defined in the Senior Notes Indenture) to the prepayment of the Senior Notes. We did not generate Excess Cash Flow in the first, second or third quarter of 2004 and do not expect to generate any Excess Cash Flow for the balance of 2004. We believe that our current sources of funds will be adequate to meet our currently anticipated cash requirements for 2004 and subsequent periods. However, we do not expect these sources to be sufficient to meet our cash needs at the maturity of our Senior Notes on December 31, 2008 and expect that we will need to refinance our indebtedness under the Senior Notes prior to that date. There can be no assurance that we will be able to refinance our indebtedness on terms that we find acceptable if at all.

     INDEBTEDNESS

          PRINCIPAL CATEGORIES OF INDEBTEDNESS

     Pursuant to the Restructuring, Transtel restructured an aggregate of $309.6 million of outstanding indebtedness, of which $198.4 million was exchanged for restructured obligations and $111.2 million was capitalized in exchanged for Transtel equity. After giving effect to the Restructuring in accordance with Colombian GAAP, our principal categories of indebtedness include:

     . Senior Notes ($152,086,000). In connection with the Restructuring, Transtel issued $152,086,000 principal amount of Senior Secured Convertible Notes due December 31, 2008, at an interest rate of 12.5% per annum. The Senior Notes are jointly and severally guaranteed by each of Transtel's subsidiaries (other than Cablevision).

     . Convertible Notes ($30,743,946). In connection with the Restructuring, Transtel issued $33,065,000 initial principal amount of Convertible Subordinated Notes due December 31, 2008. The Convertible Notes do not have any required interest or principal payments, except on redemption.

     . Base Notes ($18,624,000). In connection with the Restructuring, Transtel issued in the aggregate (i) $9,718,000 principal amount of floating rate senior unsecured notes due 2014, (ii) $1,725,619 principal amount of Dollar denominated promissory notes and (iii) $7,180,397 principal amount of Peso-denominated promissory notes. The Base notes are interest-free trough February 24, 2007 and thereafter bear interest, in the case of dollar-denominated base notes, at three month Libor, adjusted quarterly, and in the case of Peso-denominated base notes, at Colombian Unidad de Valor Real ("UVR"), a daily index issued by the Colombian Central Bank based on the average accreted inflation rate within a three month period applying a formula defined by agreement. No principal payments are required on the base notes prior to maturity on February 24, 2014.

     Our Senior Notes and our Convertible Notes mature on December 31, 2008. Our Base Notes mature on February 24, 2014.

                 FINANCIAL STATEMENTS OF GUARANTORS (UNAUDITED)

          Summarized financial information on a Colombian GAAP (Unaudited) basis of each of the Operating Companies that issued an Intercompany Note to Transtel, as of and for the nine months ended September 30, 2004 is presented as follows:

                                   BLANK SPACE

             INCOME STATEMENT INFORMATION OF GUARANTORS SUBSIDIARIES

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

 (AMOUNTS IN THOUSANDS OF CONSTANT PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER)

                                 PALMIRA        UNITEL       JAMUNDI       CARTAGO       GIRARDOT       BUGATEL      CAUCATEL
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total revenues-subscribers ..    30,584,433    34,260,121     2,771,413     9,942,111    10,165,843     8,206,267     5,990,741
Operating income ............    12,319,714    11,520,520       521,798     3,067,815     2,707,285     3,211,024     1,136,558
Net income ..................     2,611,216     4,431,171       617,563      (674,605)    1,364,567     1,408,592      (550,687)

                CASH FLOW INFORMATION OF GUARANTORS SUBSIDIARIES

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

 (AMOUNTS IN THOUSANDS OF CONSTANT PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER)

                                 PALMIRA        UNITEL       JAMUNDI       CARTAGO       GIRARDOT       BUGATEL      CAUCATEL
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Cash flow (used in) provided
 by operating activities ....    (3,940,556)    1,111,726       429,222    (2,255,398)   (1,036,416)     (705,133)   (1,400,354)
Cash flow used in investing
 activities .................      (537,615)   (1,587,442)            -      (113,276)      (87,866)     (187,413)     (128,051)
Cash flow provided (used) by
 financing activities .......    (2,838,868)   (3,551,477)     (557,985)      320,297      (334,060)      356,521       159,485

                    BALANCE SHEETS OF GUARANTORS SUBSIDIARIES

 (AMOUNTS IN THOUSANDS OF CONSTANT PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER)

                                 PALMIRA        UNITEL       JAMUNDI       CARTAGO       GIRARDOT       BUGATEL      CAUCATEL
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Current assets ..............    11,086,399    17,334,993     1,372,099     3,439,859     2,756,660     2,670,266     1,639,952
Property plant and
 Equipment, net .............   128,244,646   331,515,354    72,164,650    83,511,318    69,025,753    61,672,177    54,821,794
Other Noncurrent assets .....    71,117,160    23,738,235     5,627,027    19,096,581     9,312,189    13,616,669     8,820,796
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total assets ................   210,448,205   372,588,582    79,163,776   106,047,758    81,094,602    77,959,112    65,282,542
                               ============  ============  ============  ============  ============  ============  ============
Current liability ...........    11,501,833    47,317,885     3,233,888     9,076,278     6,069,009    11,140,154     5,032,739
Intercompany to Transtel ....    88,070,624   177,458,967    12,543,221    62,064,491    29,998,730    32,919,897    22,301,087
Other Noncurrent
liabilities .................     8,572,586    30,500,197     5,159,057     3,504,027    12,459,059     2,466,715     3,554,933
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
  Total liabilities .........   108,145,043   255,277,049    20,936,166    74,644,796    48,526,798    46,526,766    30,888,759
Total shareholders equity ...   102,303,162   117,311,533    58,227,610    31,402,962    32,567,804    31,432,346    34,393,783
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total liabilities and
shareholders equity .........   210,448,205   372,588,582    79,163,776   106,047,758    81,094,602    77,959,112    65,282,542
                               ============  ============  ============  ============  ============  ============  ============

ACCOUNTING FOR INFLATION

     As a Colombian Company, the Company maintains its financial records in Colombian pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the nine months ended September 30, 2004 was 5.30%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian Middle Income Consumer Price Index (the "MCPI"). This index is applied on a one-month lagging basis to non-monetary assets and liabilities and shareholders' equity (except the valuation surplus). Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question.

INCOME TAX MATTERS

     The Company calculates the income tax for the nine months ended September 30, 2004 applying 35% rate over the fiscal profits. In accordance with law 788 of 2002 and 863 of 2003, an additional 10% was calculated over the 2003 income tax, and, an additional 5% rate was calculated over the 2003 income tax as a prepayment of 2004 income tax.

RECONCILIATION TO U.S. GAAP

     We prepare our Unaudited Consolidated Interim Financial Statements in accordance with Colombian GAAP, which differs in significant respects from U.S. GAAP.

     Under U.S. GAAP, we recorded net income of Ps 76,901,697 for the nine months ended September 30, 2004 (compared with a gain of Ps 20,434,311 under Colombian GAAP), a net loss of Ps130,647 for the nine months ended September 30, 2003 (compared with a net loss of Ps11,011,300 under Colombian GAAP).

     Shareholders' equity (deficit) determined in accordance with U.S. GAAP was Ps 124,763,606 as of September 30, 2004 (compared with a equity of Ps 236,862,538 under Colombian GAAP), Ps (273,495,482) as of September 30, 2003 (compared with a deficit of Ps 103,832,089) under Colombian GAAP). For a discussion of the principal differences between Colombian GAAP and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders' equity and a quantitative reconciliation of these differences, see Note 9 to our Unaudited Consolidated Interim Financial Statements.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            AT DECEMBER 31,         AT SEPTEMBER 2004 (UNAUDITED)
                                                           -----------------     ------------------------------------
                                                                 2003                  2004                 2004
                                                           -----------------     -----------------    ---------------
                                                               THOUSANDS OF COLOMBIAN PESOS OF         U.S. DOLLARS
                                                                     PURCHAS ING POWER                (IN THOUSANDS)
                                                               AS OF SEPTEMBER 30, 2004 (NOTE 2)         (NOTE 2)
                                                           ---------------------------------------    ---------------
                         ASSETS

CURRENT ASSETS
  Cash and cash equivalents ............................   Ps     22,125,086     Ps      2,855,867    $         1,100
  Accounts receivable, net (Note 3) ....................          32,107,298            24,420,514              9,410
  Inventories, net .....................................           2,693,465             2,725,337              1,050
  Prepaid expenses .....................................           1,105,994               918,530                354
                                                           -----------------     -----------------    ---------------
    Total current assets ...............................          58,031,843            30,920,248             11,914

LONG-TERM INVESTMENTS, NET .............................             813,058               802,208                309
LONG-TERM ACCOUNTS RECEIVABLE (Note 3) .................          29,738,111            31,393,508             12,097
PROPERTY, PLANT AND EQUIPMENT, NET .....................         845,191,090           829,543,695            319,649
DEFERRED CHARGES, NET ..................................         124,339,997            70,434,643             27,141
DEFERRED MONETARY ADJUSTMENT ...........................           4,221,239             3,779,232              1,456
INTANGIBLE ASSETS, NET .................................           2,572,495             1,624,169                626
OTHER ASSETS ...........................................               1,616                     -                  -
EXCESS OF APPRAISED VALUES OVER NET BOOK ...............                   -
 VALUES OF FIXED ASSETS ................................          47,557,334            45,163,660             17,403
                                                           -----------------     -----------------    ---------------
TOTAL ASSETS ...........................................   Ps  1,112,466,783     Ps   1,013,661,36    $       390,595
                                                           =================     =================    ===============

        LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
  Financial obligations (Note 5) .......................   Ps      7,062,618     Ps      7,744,593    $         2,984
  Accounts payable (Note 6) ............................          75,741,830            51,806,439             19,963
  Accrued tax liabilities ..............................          24,774,505            18,950,656              7,302
  Accrued payroll liabilities ..........................           1,219,827             1,139,081                439
  Other liabilities ....................................          20,132,644            11,088,276              4,273
  Accrued pension obligations ..........................           1,270,960             1,206,990                465
                                                           -----------------     -----------------    ---------------
    Total current liabilities ..........................         130,202,384            91,936,035             35,426

BONDS PAYABLE (Note 4) .................................         577,965,307           519,517,940            200,186
CONVERTIBLE LIABILITIES ................................         331,300,943                     -                  -
FINANCIAL OBLIGATIONS (Note 5) .........................           7,498,499             5,289,791              2,038
ACCOUNTS PAYABLE (Note 6) ..............................          24,337,250            16,064,097              6,190
ACCRUED TAX LIABILITIES ................................          25,717,660            25,593,842              9,862
DEFERRED MONETARY ADJUSTMENT ...........................          15,421,426            14,026,003              5,405
OTHER LIABILITIES ......................................           2,316,600             2,200,000                848
ACCRUED PENSION OBLIGATIONS ............................           6,380,820             6,059,658              2,335
                                                           -----------------     -----------------    ---------------
TOTAL LIABILITIES ......................................       1,121,140,889           680,687,366            262,290
                                                           -----------------     -----------------    ---------------
MINORITY INTEREST ......................................          95,157,983            96,111,459             37,035
SHAREHOLDERS' EQUITY (DEFICIENCY) (Notes 7) ............        (103,832,089)          236,862,538             91,270
                                                           -----------------     -----------------    ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)    Ps  1,112,466,783     Ps   1,013,661,36    $       390,595
                                                           =================     =================    ===============
MEMORANDUM ACCOUNTS ....................................   Ps    741,118,650     Ps    712,615,958    $       274,593
                                                           =================     =================    ===============

                        TRANSTEL S.A. - AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   THREE MONTHS ENDED
                                      -----------------------------------------------
                                       SEPTEMBER 30,            SEPTEMBER 30,
                                          2004                      2004
                                      --------------   ------------------------------
                                       THOUSANDS OF COLOMBIAN PESOS      U.S. DOLLARS
                                      PURCHASING POWER AS OF SEPTEMBER  (IN THOUSANDS)
                                       2004, EXCEPT PER SHARE AMOUNTS
                                                 (Note 2)                  (Note 2)
REVENUES
    Telecommunications Services:
  Service revenues .................  Ps  36,544,375   Ps  33,352,669   $      12,852
                                      --------------   --------------   -------------
Total Revenues .....................      36,544,375       33,352,669          12,852
                                      --------------   --------------   -------------
COST OF SERVICES
  Cost of telecommunications
   services ........................       6,726,392        5,764,629           2,221
  Depreciation and amortization ....       4,703,431        5,348,898           2,061
                                      --------------   --------------   -------------
Total Cost of Services .............      11,429,823       11,113,527           4,282
                                      --------------   --------------   -------------
GROSS PROFIT                              25,114,552       22,239,142           8,570
                                      --------------   --------------   -------------
OPERATING EXPENSES
  Administrative ...................       2,432,479        3,818,912           1,472
  Depreciation and amortization ....       4,445,993        7,401,369           2,852
  Provision for write-down of
   assets ..........................       3,008,878        1,875,806             723
                                      --------------   --------------   -------------
Total Operating Expenses ...........       9,887,350       13,096,087           5,047
                                      --------------   --------------   -------------
OPERATING INCOME                          15,227,202        9,143,055           3,523
                                      --------------   --------------   -------------
OTHER INCOME (EXPENSE)
  Financing (expense) income, net ..     (42,066,899)     (16,288,256)         (6,276)
  Other income (expenses) ..........      (3,593,824)       1,601,696             617
                                      --------------   --------------   -------------
Total Other (Expense) ..............     (45,660,723)     (14,686,560)         (5,659)
                                      --------------   --------------   -------------
LOSS BEFORE INCOME TAX AND
 NET MONETARY ADJUSTMENT GAIN ......     (30,433,521)      (5,543,505)         (2,136)
                                      --------------   --------------   -------------
MONETARY ADJUSTMENT GAIN, NET              1,535,336        3,837,077           1,421
                                      --------------   --------------   -------------
(LOSS) INCOME BEFORE INCOME TAX
 AND MINORITY INTEREST .............     (28,898,185)      (1,706,428)           (658)
INCOME TAX BENEFIT (EXPENSE) .......       2,833,029          625,693             241
MINORITY INTEREST ..................       2,065,563        1,188,429             458
                                      --------------   --------------   -------------
NET (LOSS) INCOME FOR THE YEAR .....  Ps (23,999,593)  Ps     107,694   $          41
                                      ==============   ==============   =============
NET (LOSS) INCOME PER SHARE ........  Ps       (0.69)  Ps        0.00
                                      ==============   ==============
WEIGHTED AVG. NUMBER OF SHARE
 OUTSTANDING (in thousands) ........      34,611,748      286,312,369
                                      ==============   ==============


                                                 NINE MONTHS ENDED
                                      ----------------------------------------------
                                       SEPTEMBER 30,            SEPTEMBER 30,
                                           2004                     2004
                                      --------------   ------------------------------
                                        THOUSANDS OF COLOMBIAN PESOS    U.S. DOLLARS
                                      PURCHASING POWER AS OF SEPTEMBER (IN THOUSANDS)
                                       2004, EXCEPT PER SHARE AMOUNTS
                                               (NOTE 2)                    (NOTE 2)
REVENUES
    Telecommunications Services:
  Service revenues .................  Ps 108,341,464   Ps  102,874,161  $      39,641
                                      --------------   ---------------  -------------
Total Revenues .....................     108,341,464       102,874,161         39,641
                                      --------------   ---------------  -------------
COST OF SERVICES
  Cost of telecommunications
   services ........................      21,417,216        16,178,770          6,234
  Depreciation and amortization ....      12,593,747        15,241,196          5,873
                                      --------------   ---------------  -------------
Total Cost of Services .............      34,010,963        31,419,966         12,107
                                      --------------   ---------------  -------------
GROSS PROFIT                              74,330,501        71,454,195         27,534
                                      --------------   ---------------  -------------
OPERATING EXPENSES
  Administrative ...................      12,943,882        13,147,726          5,066
  Depreciation and amortization ....      12,456,182        23,085,122          8,895
  Provision for write-down of
   assets ..........................       6,235,151         3,571,250          1,376
                                      --------------   ---------------  -------------
Total Operating Expenses ...........      31,635,215        39,804,098         15,337
                                      --------------   ---------------  -------------
OPERATING INCOME                          42,695,286        31,650,097         12,197
                                      --------------   ---------------  -------------
OTHER INCOME (EXPENSE)
  Financing (expense) income, net ..     (95,475,295)      (51,419,014)       (19,813)
  Other income (expenses) ..........      (3,163,914)       10,168,616          3,918
                                      --------------   ---------------  -------------
Total Other (Expense) ..............     (98,639,209)      (41,250,398)       (15,895)
                                      --------------   ---------------  -------------
LOSS BEFORE INCOME TAX AND
 NET MONETARY ADJUSTMENT GAIN ......     (55,943,923)      (9,600,301)         (3,699)
                                      --------------   ---------------  -------------
MONETARY ADJUSTMENT GAIN, NET             51,892,192        39,633,722         14,681
                                      --------------   ---------------  -------------
(LOSS) INCOME BEFORE INCOME TAX
 AND MINORITY INTEREST .............      (4,051,731)       30,033,421         11,573
INCOME TAX BENEFIT (EXPENSE) .......      (6,828,514)       (7,886,429)        (3,039)
MINORITY INTEREST ..................        (131,055)       (1,712,681)          (660)
                                      --------------   ---------------  -------------
NET (LOSS) INCOME FOR THE YEAR .....  Ps (11,011,300)  Ps   20,434,311  $       7,874
                                      ==============   ===============  =============
NET (LOSS) INCOME PER SHARE ........  Ps       (0.32)  Ps         0.07
                                      ==============   ===============
WEIGHTED AVG. NUMBER OF SHARE
 OUTSTANDING (in thousands) ........      34,611,748       286,312,369
                                      ==============   ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
                THOUSANDS OF COLOMBIAN PESOS OF PURCHASING POWER
                            AS OF SEPTEMBER 30, 2004

                                                                                 REVALUATION      RETAINED            NET
                                       COMMON         LEGAL         OTHER       SHAREHOLDERS'     EARNINGS           INCOME
                                        STOCK        RESERVES      RESERVES        EQUITY         (DEFICIT)          (LOSS)
                                   --------------  ------------  -------------  -------------  ---------------  ---------------
Balance, at January 1, 2003 .....  Ps  34,611,748  Ps 2,101,372  Ps 18,912,351  Ps 40,623,041  Ps  (10,610,241) Ps  (205,401,91)
  Revaluation ...................               -             -              -                               -                -
  Movement during the period ....               -             -              -              -     (183,748,378)     183,804,851
  Effects of constant peso
   restatement ..................               -             -              -     (5,139,447)     (20,301,063)      21,597,070
  Foreign exchange loss
   adjustment ...................                                                                  (63,950,302)
  Net loss ......................               -             -              -              -                -       62,969,316
                                   --------------  ------------  -------------  -------------  ---------------  ---------------
Balance, at December 31, 2003 ...      34,611,748     2,101,372     18,912,351     35,483,594     (278,609,984)      62,969,316
  Issue of shares ...............     314,625,777             -              -              -                -                -
  Movement during the period ....               -             -              -              -       57,425,647      (59,799,920)
  Effects of constant peso
   restatement ..................               -             -              -      2,782,695        8,395,513       (3,169,396)
  Net income ....................               -             -              -              -                -       20,434,311
                                   --------------  ------------  -------------  -------------  ---------------  ---------------
Balance, at September 30, 2004 ..  Ps 349,237,525  Ps 2,101,372  Ps 18,912,351  Ps 38,266,289  Ps (212,788,824)  Ps  20,434,311
                                   ==============  ============  =============  =============  ===============  ===============

                                   APPRAISED VALUE      TOTAL
                                    OVER NET BOOK    SHAREHOLDERS'
                                    VALUE OF FIXED      EQUITY
                                       ASSETS         (DEFICIENCY)
                                   ---------------   --------------
Balance, at January 1, 2003 .....  Ps  27,591,101    Ps (92,172,549)
  Revaluation ...................      (6,891,587)       (6,891,587)
  Movement during the period ....               -            56,473
  Effects of constant peso
   restatement ..................               -        (3,843,440)
  Foreign exchange loss
   adjustment ...................                       (63,950,302)
  Net loss ......................               -        62,969,316
                                   --------------    --------------
Balance, at December 31, 2003 ...      20,699,514      (103,832,089)
  Issue of shares ...............               -       314,625,777
  Movement during the period ....               -        (2,374,273)
  Effects of constant peso
   restatement ..................               -         8,008,812
  Net income ....................               -        20,434,311
                                   --------------    --------------
Balance, at September 30, 2004 ..  Ps  20,699,514    Ps 236,862,538
                                   ==============    ==============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUB SIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     For the Nine monts ended September 30,
                                                                             -----------------------------------------------------
                                                                                   2003                       2004
                                                                             ---------------    ----------------------------------
                                                                              Thousands of Colombian Pesos of       U.S. Dollars
                                                                                    Purchasing Power as of         (In Thousands)
                                                                                      September 30, 2
                                                                                                                      (Note 2)
OPERATING ACTIVITIES:
Net Income (loss) ........................................................   Ps (11,011,300)      Ps 20,434,311    $         7,874
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation ...........................................................        15,525,679         19,041,662              7,337
  Amortization of intangible, deferred charges and other assets ..........        10,045,355         19,113,680              7,365
  (Gain) loss on sale of property, plant and equipment                                     -                  -                  -
  Allowance for inventories ..............................................           190,854            180,000                 69
  Deferred Income taxes ..................................................         4,107,544          5,510,207              2,123
  Net monetary correction ................................................       (51,892,192)       (39,633,722)           (15,272)
  Unrealized foreign exchange loss .......................................        19,346,986            624,231                241
  Allowance for doubtful investments .....................................                 -                  -                  -
  Allowance for doubtful accounts receivable .............................         5,941,905          3,566,767              1,374
  Allowance for property, plant and equipment ............................           252,678            685,439                264
  Minoritary Interest ....................................................           131,056          1,712,681                660
  Accrued interest on bonds ..............................................        18,853,200          6,303,101              2,429
  Addition of deferred charges ...........................................        (9,191,376)        (7,947,263)            (3,062)
 Changes in operating assets and liabilities: ............................                 -
  Accounts receivable ....................................................       (14,974,708)         4,689,429              1,807
  Inventories ............................................................            29,649           (200,803)               (77)
  Prepaid expenses .......................................................          (307,380)           133,398                 51
  Accounts payable .......................................................        51,143,224        (27,130,508)           (10,454)
  Tax liabilities ........................................................        (5,260,751)        (8,908,318)            (3,433)
  Accrued payroll liabilities ............................................          (332,343)           (19,349)                (7)
  Other liabilities and accrued pension obligations ......................        (4,848,779)        (8,039,209)            (3,098)
  Net cash provided by (Used in)operating activities .....................        27,749,301         (9,884,266)            (3,809)
FINANCING ACTIVITIES:
  Increase (decrease) in short-term debt, net ............................       (12,783,138)        (5,412,378)            (2,085)
  Issuance of long-term debt .............................................           138,844                628                  -
                                                                             ---------------    ---------------    ---------------
  Net cash used in financing activities ..................................       (12,644,294)        (5,411,750)            (2,085)
                                                                             ---------------    ---------------    ---------------
INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment ...........................        (2,385,380)        (2,827,689)            (1,090)
  Acquisition of intangibles .............................................           (11,610)           (31,907)               (12)
  Acquisition of investment ..............................................          (377,556)                 -                  -
                                                                             ---------------    ---------------    ---------------
  Net cash used in investing activities ..................................        (2,774,546)        (2,859,596)            (1,102)
                                                                             ---------------    ---------------    ---------------
  Effect of constant peso restatement ....................................          (203,264)        (1,113,607)              (429)
                                                                             ---------------    ---------------    ---------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS .............................................................        12,127,197        (19,269,219)            (7,425)
CASH AND CASH EQUIVALENTS:
 At the beginning of the year ............................................         3,974,402         22,125,086              8,525
                                                                             ---------------    ---------------    ---------------
 At the end of the year ..................................................   Ps   16,101,599    Ps    2,855,867    $         1,100
                                                                             ===============    ===============    ===============

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

NOTE 1 - REPORTING ENTITY

     The term "Transtel" refers to Transtel S.A. and the term "Company" refers to Transtel and its consolidated subsidiaries identified below. References to "Pesos" or "Ps" are to the Colombian peso and references to "Dollars" and "$" are to the United States dollar.

     The Company maintains its accounting records and prepares its financial statements in Pesos. As more fully explained in Note 2, the accompanying consolidated financial statements are restated to constant Pesos of purchasing power as of September 30, 2004. Accounting principles used in the preparation of the consolidated financial statements of the Company follow generally accepted accounting principles in Colombia ("Colombian GAAP").

     The following table shows Transtel's consolidated subsidiaries as of September 30, 2004 and Transtel's ownership percentage and other relevant information. The seven majority owned subsidiaries are referred to in these notes as the "Operating Subsidiaries".

                                                                        COLOMBIA                       COMMENCEMENT    TRANSTEL
                                                                         REGION         DATE OF       OF COMMERCIAL    OWNERSHIP
                          LEGAL ENTITY                                   SERVED       INCORPORATION    OPERATIONS     PERCENTAGE
---------------------------------------------------------------------  -----------    -------------   -------------   ----------
Empresa de Telefonos de Jamundi S.A., E.S.P. ("TeleJamundi") ........  Jamundi           9/29/93         6/1/97             99.9
Unitel S.A. E.S.P. ("Unitel") .......................................  Yumbo             3/11/94         6/1/97             98.5
                                                                       Palmira and
Empresa de Telefonos de Palmira S.A., E.S.P. (Telepalmira) ..........  Candelaria        6/1/95          9/2/95             60.0
Telefonos de Cartago S.A., E.S.P. ("TeleCartago") ...................  Cartago           1/3/97          4/1/97             65.0
Caucatel S.A., E.S.P. ("Caucatel") ..................................  Popayan           4/30/97         5/1/97             51.0
Bugatel S.A., E.S.P. ("Bugatel") ....................................  Buga              6/16/97         7/1/97             60.0
Empresa de Telecomunicaciones de Girardot S.A.E.S.P. ("TeleGirardot")  Girardot          12/31/97        1/1/98             60.0
Suscripciones Audiovisuales E.U. ....................................  Cali              7/15/98         1/31/98           100.0
Cablevision E.U .....................................................  Cali              9/15/98         1/31/98           100.0

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     The Company is the largest private telephone company in Colombia. The Company owns and operates seven telephone systems and one cable system, providing voice, data and other media services to commercial and residential subscribers in Cali and nine other cities in southwestern Colombia. The Company began operations in 1995 with one system, TelePalmira. The Company has grown through acquisitions, internal growth and the implementation of its expansion plan, now complete, for the development, expansion and upgrade of the systems it acquired. The Company has recently completed a financial restructuring, as described below.

     THE RESTRUCTURING

     In 2000, as a result of an economic recession in Columbia, and technical difficulties with its communication systems, the Company experienced a significant loss of revenues and cash flows due to a significant increase in its subscriber turnover rate. At the same time, a severe devaluation of the Peso against the Dollar increased the effective cost of the Company's Dollar-denominated debt and lease obligations. As a result, the Company's cash flows from operations were insufficient to meet required payments on its financial obligations. On October 4, 2002, pursuant to the terms of a proposed restructuring agreement (the "Restructuring Agreement"), Transtel commenced a voluntary reorganization proceeding in Colombia under Colombia's Law 550 of 1999 ("Law 550") seeking to restructure its then outstanding financial obligations (the "Restructuring").

     On November 25, 2003, creditors representing more than 99% of the financial claims against the Company and all of Transtel's shareholders approved the Restructuring, which became binding on all creditors and shareholders, including those creditors that did not vote for its approval. The Restructuring became legally binding on February 24, 2004 when the Restructuring Agreement was executed.

     Pursuant to the Restructuring, Transtel restructured an aggregate amount of Ps 803,464 million ($309.6 million) of eligible financial claims, of which Ps514,882 million ($198.4 million) were exchanged for restructured obligations and Ps 288,583 million ($111.2 million) were exchanged for shares of Transtel's equity. Except as described below, with respect to obligations owed to the Company's principal equipment vendor, Siemens AG and related entities ("Siemens"), the Restructuring did not affect the obligations of the Operating Subsidiaries, including obligations to suppliers and vendors, local banks and, with respect to deferred value-added taxes and duties in connection with the purchase and importation of telecommunications equipment, the Direccion de Impuestos y Aduanas Nacionales ("DIAN"), the Colombian tax authority.

     Pursuant to Colombian GAAP, the Restructuring was accounted for as of its November 25, 2003 approval date. Accordingly, as of such date, the Company's liabilities are presented as having been restructured in accordance with the terms of the Restructuring Agreement, together with an obligation for "convertible liabilities" which reflects pre-restructuring liabilities which were converted to contingently convertible debt, convertible debt and equity (the "Convertible Debt and Equity Option") or floating rate notes, as described below, upon the date the Restructuring became legally binding, February 24, 2004.

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     RESTRUCTURING TERMS

     Under the Restructuring Agreement, Transtel's creditors were entitled to elect either the Convertible Debt and Equity Option (formerly termed the "Capitalization Treatment") or an option which would exchange existing claims for new floating rate notes as described below (formerly termed "Base Treatment"). Creditors who did not vote or voted against the Restructuring received the floating rate notes. .

     Creditors holding an aggregate $290.6 million of eligible claims, including Siemens, elected to convert their claims under the Convertible Debt and Equity Option. As a consequence, Transtel issued in exchange for all claims the following:

     . Contingently convertible senior notes with a principal amount of $152,086,000, as described below in Note 4.

     . Convertible subordinated notes with a principal amount of $33,064,788 as described below in Note 4, and

     . 96,570,047,420 shares representing 27.6% of the common stock of Transtel totaling 96,570,047,420 shares representing 27.6% of the total outstanding common stock, after giving effect to the Restructuring. These shares are held by a share trust and are in the form of trust certificates (the "Trust Share Certificates"). On February 24, 2004, Transtel increased its authorized share capital to one billion, five hundred million Pesos ($1,500,000,000,000) in connection with the issuance of such shares of common stock.

The claims subject to the Convertible Debt and Equity Option were exchanged in the following units:

     .    $1,000 face amount of contingently convertible senior notes,

     .    $205 face amount of convertible notes, and

     . One trust share certificate representing 634,970 shares of common stock of Transtel.

     The indenture for the contingently convertible senior notes incorporates a Mandatory Sale Process Agreement, which is intended to provide a process for the orderly sale of the Company in the event of an acceleration of the senior notes or a failure to redeem the convertible notes (described below) at maturity. At the completion of any resulting sale, the senior notes are converted into shares of Common Stock of Transtel and the net proceeds of such sale are distributed first to the holders of these shares up to the amount of the unpaid principal and interest on the senior notes at the time of conversion (subject to the election of the Founding Shareholders to receive, in certain circumstances, 10% of such proceeds otherwise distributable to the holders of senior notes). (The "Founding Shareholders" are (a) collectively, Guillermo O. Lopez and Marta Cecilia Dominguez A. and (b) collectively, Maria Eugenia Llano de Caicedo, Valentina Caicedo Llano and G.C.T.I., a company the sole beneficiary of which is Gonzalo Caicedo Toro.) Any proceeds then remaining are distributed to Transtel's other shareholders (excluding any Founding Shareholder who elected to receive a portion of the distribution to holders of senior notes).

     The trust share certificates are subject to a shareholders' agreement, which provides a procedure to maintain a five-member Board of Directors of Transtel through the date the contingently convertible senior notes are paid in

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

full including two members designated by the holders of the trust share certificates. The shareholders agreement also gives the holders of the trust share certificates (a) tag-along rights to participate in issuances of common stock and (b) pre-emptive rights to subscribe to a pro rata share of any new issuance of common stock. Pursuant to the shareholders' agreement, the shareholders, other than shareholders by virtue of the Restructuring, have a drag along right which requires the holders of the trust share certificates to participate in any sale by such shareholders of all or substantially all of their common stock. Finally, the parties to the shareholders agreement have waived payment of mandatory dividends by Transtel during the period for which dividends are prohibited under the indenture for the contingently convertible senior notes.

     Creditors who elected the Convertible Debt and Equity Option in exchange for their claims, other than Siemens, also received an aggregate restructuring fee of $6,636,676 on February 24, 2004 and an additional amount of $2,174,530 on October 29, 2004. In lieu of these payments, Siemens received at closing an additional 2,058 units of convertible debt and equity, as described above. The components of these additional units are included in the aggregate amounts of contingently convertible senior notes, convertible notes and shares of common stock of Transtel described above.

     Siemens' claims against Transtel included claims in respect of obligations of the Operating Subsidiaries for which Transtel was jointly and severally liable to Siemens (including, but not limited to, obligations under international lease agreements, local contracts and maintenance contracts). All of Siemens' contractual rights and obligations with Transtel and the Operating Subsidiaries were included and received due consideration in the Restructuring. As part of this settlement, Siemens transferred its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Morris Lease Asset I, Ltd. (MLA), which was formed for this purpose, and MLA pledged its rights under the assigned leases and its interest in the leased assets to secure payment of the contingently convertible senior notes.

     Floating rate notes. Creditors holding an aggregate $18.6 million of eligible claims received the floating rate notes, described in detail in Note 4.

     Other claims. Other priority employee, pension and tax claims representing less than 0.2% of the claims subject to the Restructuring were either paid in cash at the closing or will be paid over time in accordance with statutory requirements.

     Covenants

The contingently convertible senior notes indenture includes, in addition to other covenants customarily found in such indentures, limitations on the ability of Transtel and its Subsidiaries to:

     . Pay dividends or repurchase outstanding shares of common stock, or issue additional common stock (or, at the subsidiary level, preferred stock);

     .    Make investments or create new subsidiaries;

     .    Incur additional debt or grant liens on their assets;

     .    Dispose of assets; and

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     .    Enter into transactions with shareholders and affiliates.

     As of September 30, 2004, management believes that the Company is in compliance with all such covenants.

     In November 2003 the Company completed the restructuring of its financial obligations pursuant to GAAP. The Company believes that the Restructuring will provide sufficient financial flexibility to permit the Company to meet all of its commitments.

     The Company believes that its subscriber base has stabilized and is implementing new marketing programs designed to i) stimulate usage and ii) attract higher margin business accounts. The landline telephone business is very cost competitive and the Company expects that as the Colombian economy improves, additional subscribers, both residential and commercial, will be drawn to its products. Management will also continue to focus on cost control, acknowledging that it will still incur restructuring-related expenses and will be implementing tariff increases permitted by the regulatory authorities. The Company believes that these efforts, in combination, have resulted and will continue to result in an improvement in its financial position in 2004.

Siemens Obligations

     The Company's obligations to Siemens prior to the Restructuring included amounts owing under international lease agreements, purchase agreements and service agreements entered in to in connection with the acquisition, installation and financing of the telecommunications in the expansion plan. Transtel was jointly and severally liable for the obligations of the Operating Subsidiaries under these contracts. Siemens elected the Debt and Equity Option under the Restructuring Agreement. All of Siemens' contractual rights and obligations with Transtel and the Operating Subsidiaries were included and received due consideration in the Restructuring. As part of this settlement, Siemens agreed to transfer its equipment leases with the Operating Subsidiaries, together with title to the leased assets, to Transtel or Transtel's designee. The leases and leased assets were transferred as of the closing of the Restructuring to MLA, a wholly owned subsidiary of Transtel that was formed for this purpose, MLA pledged its rights under the assigned leases and its interest in the leased assets to secure payment of the contingently convertible senior notes issued in the Restructuring.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies utilized by the Company in the preparation and presentation of its consolidated financial statements are described below:

BASIS OF PRESENTATIONS

     The interim consolidated financial statements for the nine months ended September 30, 2003 and 2004 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 2004 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Pesos of September 30, 2004 purchasing power. U.S. dollar ("Dollar" or "$") amounts are translated from Peso amounts at the Representative Market Rate on September 30, 2004, which was Ps 2,595.17 Pesos to one Dollar. (On December 31, 2003, the ratio was Ps 2,778.21 to one Dollar.) No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

          (a) Consolidation

          Companies in Colombia are required to maintain their accounting records and prepare their financial statements in conformity with Colombian GAAP. Colombian GAAP requires the consolidation of subsidiaries in which a company owns, directly or indirectly, more than 50% of the common stock. All of Transtel's subsidiaries are consolidated, and intercompany accounts and transactions are eliminated.

          (b) Monetary unit

          The Company maintains its accounting records and prepares its financial statements in Pesos.

          (c) Recognition of revenues, costs, and expenses

          Revenues from telephone and pay television services are recognized in the period in which services are rendered. Revenues for national and local long distance calls are recognized net of amounts due to long distance operators. Revenues for connection fees for telephone lines are recognized on payment in cash or the execution of a promissory note by the customer and the Company's assignment of a telephone number that is transferable to others by the customer. Connection fees are refundable only if the customer cancels its service within nine months of installation.

          Related costs and expenses are recorded on an accrual basis.

          (d) Inflation adjustments

          Certain financial statement items are adjusted for the effects of inflation. Non-monetary assets and liabilities are adjusted on the basis of changes in the Colombian Middle-Income Consumer Price Index (MCPI), also known as the Colombian PAGG Index, applied on a lagging one month basis. Stockholders' equity (except the valuation surplus) is adjusted to recognize the effects of inflation by using adjusting percentages determined based upon the consumer price index variation (5.39%, 6.12% and 5.30% for the nine months ended

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

September 30, 2003, the year ended December 31, 2003, and the nine months ended September 30, 2004, respectively). The effect of inflation is reflected within the balance of each non-monetary item of the financial statements, except for the reappraisal adjustments related to fixed assets, which are presented separately as discussed below. The net gains or losses from the effects of inflation are reflected as a net monetary adjustment gain or loss in the statements of operations.

Unless expressly stated otherwise, the financial information included in the accompanying financial statements and notes thereto for all periods presented has been restated into constant Pesos as of September 30, 2004 in order to express all financial information in the purchasing power as of that date. The rate of inflation and the constant Peso factor as measured by the Colombian MCPI, applied to the Company's financial statement data for each period is as follows:

                                                RATE OF INFLATION   COLUMBIAN PAAG
                                                  FOR THE YEAR          INDEX
                                                -----------------   --------------
Nine months ended September 30, 2003.........                5.39           1.0603
Year ended December 31, 2003.................                6.12            1.053
Nine months ended September 30, 2004.........                5.30           1.0000

          (e) Investments

          Negotiable investments with a fixed rate of income are recorded at cost plus accrued yields; investments in the common stock of non-publicly traded companies, in which the Company does not exercise significant influence, are accounted for by the cost method adjusted for inflation; investments in the common stock of non-publicly traded companies, in which the Company exercises significant influence (20%-50% of voting shares) are accounted for by the equity method.

          (f) Allowance for doubtful accounts

          This represents the amount estimated by management as necessary to provide adequate protection against normal credit losses. The Company records a provision and/or charges doubtful receivables against earnings in the period when accounts are seven months past due, or earlier if circumstances indicate that a recovery of the receivable is doubtful.

          (g) Inventories

          Inventories are recorded at cost. Cost is determined based upon the average-cost method. A provision is recorded to reduce obsolete and slow-moving inventories to their net realizable value. Beginning January 1, 2003, in accordance with the issuance of Law 788 of 2002, the Company began recognizing the effects of inflation on inventories, such practice had been suspended by Law 488 of 2000.

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     (h) Deferred costs

..    Pre-paid expenses - Primarily insurance premiums that are amortized over time according to the terms of the policies.

..    Deferred charges - Includes organization costs and pre-operating expenses, studies and investigations, deferred foreign exchange losses on foreign currency denominated long-term debt, expenses incurred in the restructuring of foreign-currency debts, and bond issuance expenses. Deferred charges are adjusted for inflation with a credit to the monetary adjustment account. Expenses incurred in the Restructuring will be fully amortized during 2004. Bond issuance expenses are amortized on a straight - line basis over the life of the related bonds.

..    Deferred foreign exchange gains and (losses) - The exchange difference resulting from foreign currency long-term debt that is used to finance infrastructure projects is recorded as a deferred foreign exchange gain or loss and is amortized to operations over the term of the debt. This accounting treatment is based upon the Superintendent of Corporations (the Colombian Corporations Regulator) by resolution No. 620-3074 of July 10, 2001.

..    Tax to preserve democratic security - This tax was enacted according to
     Decree 1838 of August 11, 2002, and Decree 1885 of August 20, 2002. The charge associated with this tax will be amortized according to the provisions of Resolution 012772 (issued by the Office of the Superintendency of Domiciliary Public Services) from the period of assessment until December 31, 2007.

..    Deferred monetary adjustment - Assets related to the deferred monetary adjustment represents the estimated inflationary effects on equity that is used to finance the construction of fixed assets. Liabilities related to the deferred monetary adjustment represents the inflationary effects recorded to construction-in-progress. The assets and liabilities related to the deferred monetary adjustments are amortized over a period corresponding to the estimated useful lives of the related assets; the effect of the amortization is included in the net monetary adjustment gain or loss in the statement of operations.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     (i) Property, plant and equipment

               Property, plant and equipment are recorded at cost, adjusted for inflation and are depreciated using the reverse- sum-of-the-years digits method over their estimated useful lives, as follows:

                                                                     USEFUL
                                 ASSETS                              LIVES
                    ----------------------------------               --------
                    Building                                         30 years
                    Telecommunications equipment                     20 years
                    Telephone networks                               20 years
                    Machinery and equipment                          10 years
                    Office and computer equipment                     5 years
                    Fleet and transportation equipment                5 years

          The Company does not estimate any salvage value for its assets as it considers that such value is immaterial. Sales and retirements of these assets are recorded at their net inflation-adjusted cost, and differences between sale proceeds and net inflation-adjusted cost are recorded as gains or losses in the statement of operations.

          Disbursements for additions to and substantial improvements of assets are capitalized and adjusted for inflation. Interest costs incurred during the construction period on long-term debt that is used to finance construction are capitalized. Maintenance and repair expenditures are expensed as incurred.

     (j) Excess of appraised value over net book value of fixed assets

               This amount corresponds to the differences between the net book value of fixed assets and their replacement value, in the case of operating plants and communications networks, and the commercial value of buildings, such amounts are determined through appraisals conducted by independent appraisers over three year intervals. The most recent such appraisals were performed and the corresponding adjustments recorded during the year ended December 31, 2003.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     The effects of appraisals are recorded on an individual asset basis. Appraised values in excess of the corresponding book values are presented separately within non-current assets in the accompanying balance sheet and are not subject to amortization. The offsetting entry is recorded to valuation surplus included in shareholders' equity. Such valuation surplus may not be distributed to shareholders. A charge to operations is recorded when appraised values are lower than the net adjusted book value of property, plant and equipment.

          (k) Provision for income taxes

          The Company determines the provision for income taxes based upon the taxable income estimated at rates specified in the tax law. Deferred income taxes are recorded for the effects of temporary differences between book and tax amounts of assets and liabilities. A valuation allowance is recorded against the deferred tax assets that management believes are more likely than not will not be realized.

          (l) Translation of foreign currency transactions and balances

          Transactions and balances denominated in a currency other than the Peso are translated into Pesos at market rates determined by the Colombian central bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date transactions are first recorded and the date of settlement or valuation and at the end of the period are charged to other expense, except for exchange gains and losses related to liabilities incurred for purchases of equipment and inventory, which are capitalized as part of the cost of such assets and long-term debts denominated in foreign currencies, for which exchange gains and losses are capitalized and amortized over the period of the loans.

          The exchange rate used to translate Dollar balances into Pesos as of September 30, 2003, and 2004 was Ps 2,889.39, and Ps 2,595.17 per $ 1,
respectively.

          (m) Convenience translation to Dollars

          The Dollar amounts presented in the financial statements and accompanying notes have been translated from the Peso amounts solely for the convenience of readers in the United States of America, at the exchange rate of Ps2,595.17 per $1, which approximates the exchange rate at September 30, 2004. Such translation should not be construed as representation that amounts shown could be converted into Dollars at such rate or any other rate.

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

          (n) Net income (loss) per share

          Net income (loss) per share is computed by dividing net loss applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the nine months presented. The weighted average share used in the computation of income (loss) per share was 34,611,747,976 and 286,312,369 in September 30, 2003, and 2004 respectively.

          (o) Provision for income taxes

          The Company determines the provision for income taxes based upon the taxable income estimated at rates specified in the tax law. Deferred income taxes are recorded for the effects of temporary differences between book and tax amounts of assets and liabilities. A valuation allowance is recorded against the deferred tax assets that management believes are more likely than not will not be realized.

          (p) Cash equivalents

          For purposes of presentation in the statements of cash flows, investments with maturity of three months or less from their initial issuance date are classified as cash equivalents.

          (q) Accounting estimates

          The preparation of financial statements in conformity with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Subsequent resolution of some matters could differ from those estimates.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     NOTE 3- ACCOUNTS RECEIVABLE, NET

     Accounts receivable consists of the following:

                                              DECEMBER 31,    SEPTEMBER 30,
                                                  2003             2004
                                             --------------   --------------
Subscribers ..............................   Ps  16,573,898   Ps  16,370,917
Advances .................................        1,981,051          964,648
Tax prepayment and other advances ........        5,573,915        5,090,374
Subsidies and contributions (a) ..........       29,590,457       31,253,286
Related parties ..........................        3,611,877        3,430,083
Employees ................................           12,080           13,117
Others ...................................        5,255,843        2,754,800
                                             --------------   --------------
Sub-total ................................       62,599,121       59,877,225
Less - valuation allowance for
 doubtful accounts .......................         (753,712)      (4,063,203)
                                             --------------   --------------
                                                 61,845,409       55,814,022
Less-Non-current portion
  Subsidies and contributions (a) ........       29,590,457       31,253,286
  Related parties ........................          147,654          140,222
                                             --------------   --------------
                                                 29,738,111       31,393,508
                                             --------------   --------------
Accounts receivable, net .................   Ps  32,107,298   Ps  24,420,514
                                             ==============   ==============

     (a) This amount represents the net value of subsidies and contributions, in accordance with Colombian Law 142, which has been recorded as an account receivable due from the Colombian Ministry of Communication, (Fondo de Telecomunicaciones). The Company estimates that the amount owed to the Company will be recovered in full on the terms provided in Resolution 425 of the Ministry of Communication (2002).

     The activity in the valuation allowance for accounts receivable is as follows:

                                              DECEMBER 31,    SEPTEMBER 30,
                                                  2003             2004
                                             --------------   --------------
Balance at beginning of year .............   Ps  (2,887,879)  Ps    (753,712)
Provision during year ....................       (9,824,995)      (3,391,250)
Write-off of accounts receivable .........       11,792,616           43,824
Effect of constant peso restatement ......          166,546           37,935
                                             --------------   --------------
Balance at end of year ...................   Ps    (753,712)  Ps  (4,063,203)
                                             ==============   ==============

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     NOTE 4 - BONDS PAYABLE

               The amounts recorded by the Company as of December 31, 2003 and September 30, 2004 for the Senior notes, Convertible subordinated notes and Base notes are as follows:

                                              DECEMBER 31,    SEPTEMBER 30,
                                                  2003             2004
                                             --------------   --------------
Senior 12.5 % notes ($152,086,000) .......   Ps 444,915,790   Ps 394,689,025
Base international ($9,717,000) ..........       28,426,580       25,217,207
Base national notes ......................       14,799,932       13,802,962
Convertible notes ($33,064,788) ..........       89,823,005       85,808,746
                                             --------------   --------------
Total ....................................      577,965,307      519,517,940
Less: current portion ....................                -                -
                                             --------------   --------------
                                             Ps 577,965,307   Ps 519,517,940
                                             ==============   ==============

OLD NOTES

     On October 28, 1997, Transtel issued $150 million principal amount of Senior 12 1/2% notes due in 2007 (the "Old Senior Notes") in connection with the financing of its expansion plan.

     On December 31, 1998, Transtel issued $15 million principal amount of Senior 20.32% discount notes due 2008 (the "Old Discount Notes", and, together with the Old Senior Notes, the "Old Notes"). The Old Discount Notes accreted interest at the rate of 20.22% per annum, compounded semi-annually, and were to have an accreted face value at scheduled maturity of approximately $95.7 million. Interest accrued on the accreted value of the Old Discount Notes at the rate of 0.10% per annum and was payable on February 13 and August 13, until their scheduled maturity of August 13, 2008.

     The Old Discount Notes were unsecured obligations of Transtel. Each operating subsidiary that received proceeds from the issuance of the Old Discount Notes from Transtel was required under the indenture governing the Old Discount Notes to guarantee the Old Discount Notes.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     As of September 30, 2002, the date for determining the voting and eligible amounts of claims in the Restructuring, the principal and accrued interest outstanding on the Old Senior Notes was $150,000,000 and $31,974,467 respectively, and the principal and accrued interest outstanding on the Old Discount Notes was $30,918,528 and $3,572, respectively.

SENIOR NOTES

     The senior notes consist of $152,086,000 principal amount of senior secured 12.5% notes due December 31, 2008. Interest has accrued on the senior notes from February 24, 2004 at the rate of 12.5% per annum and is payable quarterly commencing on March 31, 2004. Required principal repayments under the notes begins on December 31, 2005, with Ps 19,723 million ($7.6 million) due December 31, 2005, Ps 39,447 million ($15.2 million) due on December 31, 2006, Ps39,447 million ($15.2 million) due on December 31, 2007 and Ps 296,109 million ($114.1 million) due at maturity on December 31, 2008, in each case reduced in forward order of maturity by the amount of any prepayments from Excess Cash Flow, as defined in the note agreement. The unpaid principal balance of the notes matures on December 31, 2008. The notes are jointly and severally guaranteed by the Operating Subsidiaries and MLA and are secured by, among other things, inter-company notes due to Transtel from the Operating Subsidiaries in an aggregate amount of $104,979,404, substantially all of the assets of the Operating Subsidiaries and MLA, and a pledge of the 72.4% of the Common Stock of Transtel held by the shareholders other than shareholders resulting from the restructuring. Transtel has made required quarterly interest payments of $1.9 million at March 31, 2004, $4.7 million at June 30 and $4,7 million at September 30, 2004.. The indenture for the senior notes incorporates a Mandatory Sale Process Agreement, which is intended to provide a process for the orderly sale of the Company in the event of an acceleration of the senior notes or a failure to redeem the convertible notes (described below) at maturity. At the completion of any resulting sale, the senior notes are converted into shares of Common Stock of Transtel and the net proceeds of such sale are distributed first to the holders of these shares up to the amount of the unpaid principal and interest on the senior notes at the time of conversion (subject to the election of the Founding Shareholders to receive, in certain circumstances, 10% of such proceeds otherwise distributable to the holders of senior notes). Any proceeds then remaining are distributed to Transtel's other shareholders (excluding any Founding Shareholder who elected to receive a portion of the distribution to holders of senior notes).

CONVERTIBLE SUBORDINATED NOTES

     The convertible notes consist of $33,064,788 of convertible subordinated notes due December 31, 2008. Principal and accrued interest on the convertible subordinated notes is due in one lump-sum payment at maturity. The principal amount of the convertible subordinated notes accretes interest from February 24, 2004 quarterly commencing March 31, 2004. The accretion rate is as follows: i) 2.5% until December 31, 2004, ii) 3.75% until December 31, 2006, iii) 4.25%
until December 31, 2007 and iv) 5% until December 31, 2008. The convertible subordinated notes mature on December 31, 2008 and will have a fully accreted value of $65,321,467 on that date. The convertible subordinated notes will convert into shares of common stock of Transtel (the "Conversion Shares") on the earliest of (a) maturity of the convertible subordinated notes, unless redeemed or otherwise paid in full on or before the redemption date, (b) a change of control under the indenture for the contingently convertible senior notes and
(c) an acceleration of the contingently convertible senior notes following an event of default, as defined by agreement. The number of conversion shares is dependent on the date of conversion (December 31, 2008). The conversion shares would represent (i) if converted on September 30, 2004, 35.81% of the fully diluted common stock of Transtel and (ii) if converted at their maturity, 57.13% of the fully diluted equity of Transtel.

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

BASE NOTES

     The floating rate notes collectively consist of (i) $9,718,000 principal amount of floating rate senior unsecured notes due in 2014, (ii) $1,725,619 principal amount of Dollar-denominated promissory notes, and (iii) Ps 20,306,736 ($7,522,183) of the principal amount of Peso-denominated promissory notes. The floating rate notes are interest-free through February 24, 2007 and thereafter bear interest, in the case of dollar-denominated floating rate notes, at three month LIBOR, adjusted quarterly, and, in the case of Peso-denominated floating rate notes, at Colombian Unidad de Valor Real ("UVR"), a daily index issued by the Colombian Central Bank based on the average accreted inflation rate within a three-month period applying a formula defined by agreement. No principal payments are required on the floating rate notes prior to maturity on February 24, 2014.

     NOTE 5 - FINANCIAL OBLIGATIONS

     Financial obligations consists of the following:

                                                DECEMBER 31,                     SEPTEMBER 30,
                                      ------------------------------   ------------------------------
                                         Average                          Average
                                      interest rate        2003        interest rate        2004
                                      -------------   --------------   -------------   --------------
Bank overdrafts ...................         DTF + 4   Ps     366,141         DTF + 4   Ps     527,926
Borrowings from financial entities:
  Denominated in Pesos ............         DTF + 4        6,862,205         DTF + 4        6,745,850
  Denominated in Dollars ..........              13%       2,170,432              13%       1,925,390
  Other capital leases ............       Libor + 5          746,611       Libor + 5          332,149
  National leases agreements ......         DTF + 4        4,415,729         DTF + 4        3,503,069
                                                      --------------                   --------------
Total .............................                       14,561,118                       13,034,384
                                                      --------------                   --------------
Less: Long - term portion

  Denominated in Pesos ..............                      2,206,215                        1,266,338
  Denominated in Dollars ............                      2,170,432                        1,925,390
  National leases agreements ........                      3,121,852                        2,098,063
                                                      --------------                   --------------
Total long term portion ...........                        7,498,499                        5,289,791
                                                      --------------                   --------------
Total short term portion ..........                   Ps   7,062,618                   Ps   7,744,593
                                                      ==============                   ==============

DTF = or "deposito a termino fijo" is the interest rate of fixed term deposits.

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     NOTE 6 - ACCOUNTS PAYABLE

     Accounts payable consists of the following:

                                                                    DECEMBER 31,    SEPTEMBER 30,
                                                                        2003            2004
                                                                   --------------  ---------------
Suppliers:
 National .......................................................  Ps   3,535,480  Ps    2,025,176
 International ..................................................      20,133,355        6,640,232
                                                                   --------------  ---------------
 Sub-total ......................................................      23,668,835        8,665,408
                                                                   --------------  ---------------
Accounts Payable:
 Other costs and expenses .......................................         359,240          215,102
 Value added taxes payable ......................................       3,271,163        2,289,218
 Duties payable .................................................      41,891,685       37,162,066
 Commercial payables ............................................       1,231,573        2,893,769
 Payroll withholdings payable ...................................         229,220          231,251
 Accrued interest on the notes ..................................      21,611,251        7,115,545
 Other creditors ................................................       7,816,112        9,298,177
                                                                   --------------  ---------------
 Sub-total ......................................................      76,410,245       59,205,128
                                                                   --------------  ---------------
Total ...........................................................     100,079,080       67,870,536
                                                                   --------------  ---------------
Less: long term portion

 Duties payable .................................................      18,108,562       16,064,097
 Suppliers ......................................................       6,228,688                -
                                                                   --------------  ---------------
Total long term portion .........................................      24,337,250       16,064,097
                                                                   --------------  ---------------
Total short term portion ........................................  Ps  75,741,830  Ps   51,806,439
                                                                   ==============  ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     NOTE 7 - SHAREHOLDERS' EQUITY

Authorized capital stock

          One trillion five hundred billion (1,500,000,000,000) shares of common stock of Transtel were authorized as of September 30, 2004, of which 349,237,524,712 shares were outstanding as of such date.

          As part of the Restructuring, Transtel's shareholders voted to increase Transtel's authorized capital to one trillion five hundred billion Pesos (Ps 1,500,000,000,000), an amount which would allow for the subscription of shares related to the capitalization of debt pursuant to the Restructuring, in the amount of three hundred fourteen billion nine hundred twenty-five million seven hundred seventy-six thousand seven hundred thirty six(314,625,776,736) shares of common stock of Transtel at a par value of one Peso each. As a result of the Restructuring, creditors who capitalized a portion of their debt pursuant to the Capitalization Treatment acquired 27.6% of the total subscribed and paid-in capital of Transtel.

Legal reserve

          Pursuant to Colombian law, 10% of the net profit of the Transtel and its Colombian subsidiaries in each year must be appropriated with a credit to a "reserve fund" until the fund reaches an amount equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed profits.

Appropriated for future construction and acquisitions

          Reserves other than the legal reserve, appropriated directly out of retained earnings, are freely distributable by the shareholders in general meetings. Such distributions are not permitted by the indenture for the Senior Notes and, pursuant to the Shareholders Agreement, which Transtel's shareholders have entered into in connection with the Restructuring, Transtel's shareholders have agreed to waive all distributions while they are prohibited by such indenture.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Fiduvalle Arbitration

In December 2003, January 2004 and February 2004, the Operating Subsidiaries, Unitel, TeleJamundi and TeleCartago received notices of litigation claims filed by Fiduciaria del Valle S.A. ("Fiduvalle"). The three litigation claims were brought by Fiduvalle before different arbitration boards at the arbitration and reconciliation center of the chamber of commerce of Cali, claiming, among other things, that the defendants had collected but failed to remit to Fiduvalle certain receivables that the defendants had previously assigned to Fiduvalle. The aggregate amount claimed by Fiduvalle is Ps 6,228 million ($2.3 million). The arbitration is currently pending. Management believes that the resolution of this matter will not have a material effect on the Company's financial position, results of operations or cash flows.

     Proceedings Relating to Interconnection Agreements

     At the request of certain long distance carriers, the "Comision de Regulacion de Telecomunicaciones" ("CRT") has issued resolutions that require the Company, prior to the termination of its current long distance carrier agreements, to provide carriers with the option of paying access charges either
(i) on the basis of actual minutes used, as the interconnection agreements currently provide, or (ii) on a fixed-fee basis, determined by reference to the capacity allocated to the carriers. The Company believes that the CRT has exceeded its authority in issuing such resolutions, and that the terms of the current agreements cannot be superseded in this manner. Accordingly, the Company has brought an action before a Colombian public law court, the Tribunal Administrativo de Cundinamarca, seeking to have the resolutions of the CRT declared invalid. That action is currently pending. If the Company does not prevail in this action, and is required to comply with the resolutions of the CRT, revenues from access charges could be adversely affected.

NOTE 9 - DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

     The Company's financial statements are prepared in accordance with accounting principles generally accepted in Colombia, which differ, in certain significant respects from those applicable in the United States of America ("U.S. GAAP"). This note presents reconciliation to U.S. GAAP of net income
(loss) for the nine months ended September 30, 2003 and 2004 and shareholders' equity (deficiency) at December 31, 2003 and for the nine months ended September 30, 2004.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(a) RECONCILIATION OF NET INCOME (LOSS):

     The following summarizes the principal differences between accounting principles under Colombian GAAP and U.S. GAAP and the effects on net income
(loss) for the nine months ended September 30, 2003, and 2004:

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                            ------------------------------------
                                                                  2003               2004
                                                            ----------------    ----------------
Consolidated net income (loss) under Colombian GAAP ......  Ps   (11,011,300)   Ps    20,434,311

(i)    Depreciation ......................................       (19,640,658)        (13,928,558)
(ii)   Capitalized interest ..............................          (838,878)         (1,041,784)
(iii)  Amortization of deferred costs ....................        (4,864,398)          6,953,980
(iv)   Deferred foreign exchange (losses) gains ..........        21,343,864          43,492,869
(v)    Capital leases ....................................         2,597,822             401,863
(vi)   Revenue recognition ...............................         2,023,188           3,599,439
(vii)  Reversal of deferred monetary adjustment ..........          (986,865)           (585,982)
(viii) Capitalized foreign exchange gains and losses on
 fixed assets ............................................           331,928             468,801
(ix)   Writte off accounts receivables ...................         2,599,635                   -
(x)    Distributions to shareholder ......................            65,992                   -
(xi)   Reduction in project cost from claim proceeds .....           278,706             457,528
(xii)  Adjustments revaluation equity ....................         8,245,006
(xiii) Effect of financial restructuring .................                 -          52,192,307
(xiv)  Discount on subsidies receivable ..................                 -             (26,139)
                                                            ----------------    ----------------
Total US GAAP adjustments before income taxes and
 minority interests and cumulative effect of change in
 accounting principle ....................................           144,042         112,418,635
(xvi)  Deferred income tax effects of the above US GAAP
 adjustments .............................................        (1,018,617)        (29,903,754)
(xvii) Minority interest effects on the above US GAAP
 adjustments .............................................           743,928          (5,613,184)
                                                            ----------------    ----------------
Consolidated net (loss) income according to US GAAP ......  Ps      (130,647)   Ps    76,901,697
                                                            ================    ================

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(b) RECONCILIATION OF SHAREHOLDERS' EQUITY (DEFICIENCY):

     The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and the effects on shareholders' equity at December 31, 2003 and for the nine months ended September 30, 2004, respectively:

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                                        DECEMBER 31,       SEPTEMBER 30,
                                                                            2003               2004
                                                                      ----------------   ---------------
Consolidated shareholders' equity (deficiency) according
 to Colombian GAAP .................................................  Ps  (103,832,089)  Ps  236,862,538

(i)    Depreciation ................................................      (147,814,023)     (161,742,581)
(ii)   Capitalized interest ........................................        22,990,200        21,948,416
(iii)  Amortization of deferred costs ..............................       (19,075,311)      (12,121,331)
(iv)   Deferred foreign exchange losses ............................       (83,434,377)      (39,941,508)
(v)    Capital leases ..............................................           621,812         1,023,675
(vi)   Revenue recognition .........................................        (6,480,099)       (2,880,660)
(vii)  Reversal of deferred monetary adjustment ....................        11,200,187        10,614,205
(viii) Capitalized foreign exchange gains and losses on fixed.......
 assets.............................................................       (36,092,846)      (35,624,045)
(xi)   Reduction in project cost from claim proceeds ...............        (3,547,306)       (3,089,778)
(xiii) Effect of financial restructuring ...........................       (52,192,307)                -
(xiv)  Discount on subsidies receivable ............................        (6,367,945)       (6,394,084)
(xv)   Appraised value over net book value of fixed assets .........       (21,796,588)      (20,699,514)
                                                                      ----------------   ---------------
Total US GAAP adjustments before income taxes, minority
 interests and cumulative effect of change in accounting principle .      (445,820,692)      (12,044,667)
(xvi) Deferred income tax effects of the above US GAAP
 adjustments .......................................................       138,300,923       108,397,170
(xvii) Minority interests effect on the above US GAAP
 adjustments .......................................................        34,024,287        28,411,103
                                                                      ----------------   ---------------
Consolidated shareholder's deficiency according to US GAAP .........  Ps  (273,495,482)  Ps  124,763,606
                                                                      ================   ===============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(c) CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY):

     The following summarizes the changes in shareholders' equity (deficiency) in accordance with U.S. GAAP for the two years in the period ended December 31, 2002, 2003 and the nine months ended September 30, 2004:

             STATEMENTS OF SHAREHOLDERS' DEFICIENCY UNDER U.S. GAAP
                 Thousand of Columbian pesos of purchasing power
                            as of September 30, 2004

                                                                                    ACCUMULATED
                                             COMMON                RETAINED            OTHER           TOTAL              TOTAL
                                  ---------------------------      EARNINGS        COMPREHENSIVE    SHAREHOLDERS'    COMPREHENSIVE
                                     SHARES        AMOUNT          (DEFICIT)       INCOME (LOSS)     DEFICIENCY      INCOME (LOSS)
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
Balance, at January 1, 2002 ...    34,611,748  Ps  34,611,748   Ps (155,732,629) Ps             -  Ps (121,120,881) Ps            -
                                  ===========  ==============   ===============  ================  ===============  ===============
 Net loss .....................                             -      (218,522,624)                -     (218,522,624)    (218,522,624)
 Effects of constant peso
  restatement .................                             -        35,763,719                 -       35,763,719
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
Balance, at December 31, 2002      34,611,748  Ps  34,611,748      (338,491,534) Ps             -  Ps (303,879,786) Ps (218,522,624)
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
 Net loss .....................                             -        27,186,984                 -       27,186,984       27,186,984
 Effects of constant peso
  restatement .................                             -         3,197,320                 -        3,197,320
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
Balance, at December 31, 2003      34,611,748  Ps  34,611,748      (308,107,230) Ps             -  Ps (273,495,482) Ps   27,186,984
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
 Movement during the period ...   314,625,777     314,625,777                 -                 -      314,625,777
 Net Income ...................                             -        76,901,697                 -       76,901,697       76,901,697
 Effects of constant peso
  restatement .................                             -         6,731,614                 -        6,731,614
                                  -----------  --------------   ---------------  ----------------  ---------------  ---------------
Balance, at September 30, 2004    349,237,525  Ps 349,237,525   Ps (224,473,919) Ps             -  Ps  124,763,606  Ps   76,901,697
                                  ===========  ==============   ===============  ================  ===============  ===============

The Company has no items of other comprehensive income according to U.S. GAAP.

(d) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN COLOMBIAN AND U.S. GAAP:

     (i)  Depreciation

          Since January 1, 1996, the Company has used the reverse-sum-of-the-years digits method of depreciation for Colombian GAAP purposes. The Company used the straight-line method prior to 1996 for Colombian GAAP purposes. The straight-line method of depreciation is the method applied for purposes of U.S. GAAP. As a result, additional depreciation expense of Ps 19,640,658 and Ps 13,928,558 is recorded under U.S. GAAP in the nine months ended September 30, 2003 and 2004, respectively.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

     (ii) Capitalized interest

          Under Colombian GAAP, the Company does not capitalize interest costs on projects under construction, which is required under US GAAP. Under US GAAP the following adjustments to interest and depreciation expense are required in order to reflect the increase in the U.S. GAAP cost basis of qualifying assets:

                                                                            DECEMBER 31,        SEPTEMBER 30,
                                                                                2003                2004
                                                                           --------------      --------------
        Capitalized interest..........................................     Ps  23,293,590      Ps  22,990,200
                                                                           --------------      --------------
        Reduction in interest expense for amounts capitalized
         to cost of properties, plant and equipment...................                  -                   -
        Less - Additional depreciation expense
         on capitalized interest......................................           (303,390)         (1,041,784)
                                                                           --------------      --------------
        Net effect on reconciliation of net (loss) income.............           (303,390)         (1,041,784)
                                                                           --------------      --------------
        Net effect on reconciliation of shareholders' deficiency......     Ps  22,990,200      Ps  21,948,416
                                                                           ==============      ==============

     (iii) Amortization of deferred costs

               For Colombian GAAP, the Company has deferred certain cost which are expensed as incurred under US GAAP. Under US GAAP the following costs, which are deferred for Colombian GAAP are expensed for U.S. GAAP

                                                                            DECEMBER 31,        SEPTEMBER 30,
                                                                                2003                2004
                                                                           --------------      --------------
        Organization costs and preoperating expenses..................     Ps   5,124,968      Ps   4,867,016
        Other deferred charges........................................            997,429             919,908
        Tax to preserve democratic security...........................          2,835,661           2,692,935
        Debt restructuring cost.......................................         25,118,303          32,587,825
                                                                           --------------      --------------
        Increase in expenses..........................................         34,076,361          41,067,684
        Less - Amortization recorded under Colombian GAAP.............        (15,001,050)        (28,946,353)
                                                                           --------------      --------------
        Net effect on reconciliation of shareholders' deficiency......     Ps  19,075,311      Ps  12,121,331
                                                                           ==============      ==============
        Effect on reconciliation of net income........................     Ps  (2,028,414)     Ps  (6,953,980)
                                                                           ==============      ==============

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

          The remaining deferred costs in accordance with U.S. GAAP consist of the amounts in the following table. The periods of amortization are the same under Colombian and U.S. GAAP.

                                                                LIFE IN     DECEMBER 31,        SEPTEMBER 30,
                                                                 YEARS          2001                2004
                                                                -------    --------------      --------------
        Software............................................       5       Ps     452,032      Ps     429,280
        Others..............................................       5              197,330             158,926
        Bond issuance expenses..............................      10           51,176,878          49,648,994
                                                                           --------------      --------------
                                                                               51,826,240          50,237,200
        Accumulated amortization............................                  (29,995,931)        (31,865,396)
                                                                           --------------      --------------
        Deferred costs, net.................................               Ps  21,830,309      Ps  18,371,804
                                                                           ==============      ==============

(iv) Deferred foreign exchange loss

          Based on Accounting Concept # 3074 issued by the Superintendent of Corporations on July 10, 2001, the Company adopted the accounting policy recording a deferred credit or charge related to foreign exchange gains and losses arising from foreign currency denominated long-term debt that was issued to finance the construction of the Company's previously constructed fixed asset infrastructure and telephone communication systems. The deferred amount is being amortized over the remaining term of the debt. The net carrying amount of the deferred asset was Ps 83,434,377 and Ps 39,941,508 as of December 31, 2003 and nine months ended September 30, 2004, respectively. According to US GAAP, exchange gains and losses on debt denominated in foreign currencies are period costs and must be credited or charged directly to earnings. .

(v) Capital leases

          According to Colombian GAAP, lease contracts, entered into prior to January 1, 1996 and which would now be considered capital leases are not capitalized but recorded as a period cost when paid. The total liability under all operating lease contracts and capital type leases, entered into prior to December 31, 1995 are disclosed in memorandum accounts. The cost of these leased assets are recorded only when a purchase option is exercised. Under US GAAP certain of these leases would be required to be classified as capital leases.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

The additional amounts and categories of such capital leases are as follows:

                                                                    DECEMBER 31,        SEPTEMBER 30,
                                                                        2003                2004
                                                                   --------------      --------------
Assets:
Telephone networks............................................     Ps   4,728,512      Ps   4,728,704
                                                                   --------------      --------------
Total.........................................................          4,728,512           4,728,704
Less - Accumulated depreciation...............................         (1,911,107)         (2,088,511)
                                                                   --------------      --------------
Assets under capital lease under US GAAP, net.................          2,817,405           2,640,193
                                                                   --------------      --------------
Less - assets Colombian GAAP, net.............................            (77,398)            (76,799)
                                                                   --------------      --------------
Effect net, under US GAAP assets..............................          2,740,007           2,563,394
                                                                   ==============      ==============
Less:
Liabilities US GAAP, net......................................           (686,934)           (279,209)
Deferred income from sale leaseback...........................         (1,431,261)         (1,260,510)
                                                                   --------------      --------------
Effect on reconciliation of shareholders'
 (deficiency) equity..........................................     Ps     621,812      Ps   1,023,675
                                                                   ==============      ==============

                                                                    DECEMBER 31,        SEPTEMBER 30,
                                                                        2003                2004
                                                                   --------------      --------------
Total minimum lease payments..................................     Ps     744,894      Ps     290,730
Less - imputed interest.......................................            (59,875)            (11,521)
                                                                   --------------      --------------
Present value of minimum lease payments.......................            685,019             279,209
Less - current portion........................................           (588,801)                  -
                                                                   --------------      --------------
Long - term portion...........................................     Ps      96,218      Ps     279,209
                                                                   ==============      ==============

          The following income statement effects are recorded for the above capital leases adjustments:

                                                          SEPTEMBER 30,
                                                -------------------------------
                                                     2003             2004
                                                --------------   --------------
Increase in interest expense ................   Ps      60,911   Ps           -
Increase in depreciation expense ............          177,049          173,684
Amortization of gain from sale
 of properties, plant and
 equipment on leaseback .....................              191          (98,712)
Increase in inflation adjustment
 of income on capital
 lease obligations ..........................       (1,599,892)        (137,911)
                                                --------------   --------------
Total .......................................       (1,361,741)         (62,939)
Less rent expenses recorded under
 Colombian GAAP .............................       (1,236,081)        (338,924)
                                                --------------   --------------
Effect on reconciliation of
 net (loss) income ..........................   Ps  (2,597,822)  Ps    (401,863)
                                                ==============   ==============

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(vi) Revenue recognition

          Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number, which is transferable to others by the customer. Under US GAAP, revenues from these connection fees are recorded on a deferred basis. Under this policy, connection fee income less direct installation costs and direct selling costs are deferred and amortized into income over five years using the straight-line method. The five-year period reflects management's best estimate of the term of the subscriber relationships.

     Revenues under U.S. GAAP consists of the following:

                                                                               SEPTEMBER 30,
                                                                   ----------------------------------
                                                                        2003                2004
                                                                   --------------      --------------
Connection fees...............................................     Ps   2,799,184      Ps   4,288,298
Local usage charges...........................................         40,904,625          39,027,224
Basic charges.................................................         28,066,745          29,996,303
Long distance charges.........................................         20,124,670          17,679,619
Internet charges..............................................          3,587,875           3,858,855
Pay television services.......................................          5,787,745           5,000,738
Other operating income........................................          9,093,808           6,622,563
                                                                   --------------      --------------
Revenues under US GAAP........................................        110,364,652         106,473,600
                                                                   --------------      --------------
Difference....................................................         (2,023,188)         (3,599,439)
                                                                   --------------      --------------
Revenues recorded under Colombian GAAP........................     Ps 108,341,464      Ps 102,874,161
                                                                   ==============      ==============

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(vii) Deferred monetary adjustment

          Under Colombian GAAP, the Company records a deferred asset and a liability or a credit to equity for certain inflationary effects related to the cost of construction of fixed assets (see Note 2 (h)). The application of price level adjusted financial information as provided for by U.S. GAAP considers that either historical cost / constant currency or current cost/ replacement cost approaches are appropriate methodologies for presenting price adjusted financial information when reconciling to U.S. GAAP. Such described methodologies do not consider the deferred monetary adjustment as accounted for under Colombian GAAP. Accordingly, the deferred monetary adjustments are reversed for U.S. GAAP purposes. The effects of the reversal on assets, liabilities, shareholders' equity and pretax income are as follows:

                                                                    DECEMBER 31,        SEPTEMBER 30,
                                                                        2003                2004
                                                                   --------------      --------------
Reversal of deferred monetary adjustment recorded as:
Liabilities .................................................      Ps  15,421,426      Ps  14,393,436
Assets ......................................................          (4,221,239)         (3,779,231)
                                                                   --------------      --------------
Effect on reconciliation to shareholders' (deficiency) equity          11,200,187          10,614,205
Less: Prior year effect on shareholders' (deficiency) equity          (12,343,083)        (11,200,187)
                                                                   --------------      --------------
Effect on reconciliation to net (loss) income ...............      Ps  (1,142,896)     Ps    (585,982)
                                                                   ==============      ==============

(viii) Capitalized foreign exchange gains and losses on fixed assets

          According to Colombian GAAP, foreign currency exchange gains and losses related to foreign currency denominated liabilities incurred for the purchase of property plant and equipment are capitalized as part of the cost of such assets until they are put into use or are available for sale. In accordance with U.S. GAAP, foreign exchange losses are not subject to capitalization. Consequently, such capitalized amounts and the related amortization under Colombian GAAP have been reversed and treated as an expense for U.S. GAAP purposes in the period incurred. The additional amounts of capitalized foreign exchange gains and losses on fixed assets as follows:

                                                                    DECEMBER 31,        SEPTEMBER 30,
TC                                                                        2003                2004
                                                                   --------------      --------------
Assets........................................................     Ps (36,092,846)     Ps (35,624,045)
                                                                   --------------      --------------
Effect on reconciliation to shareholders' (deficiency) equity         (36,092,846)        (35,624,045)
Less: Prior year effect on shareholders' (deficiency) equity           36,559,251          36,092,846
                                                                   --------------      --------------
Effect on reconciliation to net (loss) income.................     Ps     466,405      Ps     468,801
                                                                   ==============      ==============

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(x) Distribution to shareholder

          Transtel purchased land and a building from a principle shareholder at fair value based upon the appraised value in August 1996. For purposes of U.S. GAAP, the difference between the amount paid and the shareholder's historical cost is treated as a cash distribution to the shareholder.

(xi) Reduction in project cost from claim proceeds

          Under Colombian GAAP, penalties received from a contractor due to delayed performance were recorded as other income. Under U.S. GAAP, such liquidated damages are applied against project construction costs. During 2002, upon completion of the project, the project was transferred from work-in-process to fixed assets and is being depreciated using the straight-line method over its estimated useful life of 10 years.

(xiii) Effects of financial restructuring according to U.S. GAAP

          As discussed in Note 1, the effects of the Restructuring Agreement were accounted for under Colombian GAAP based upon the date of agreement, which was November 24, 2003. According to U.S. GAAP, such effects are to be accounted for on the date the Company's debts were exchanged for convertible debt and equity, which is February 24, 2004. For purposes of U.S. GAAP, the Company's liabilities that are affected by the restructuring agreement are not considered extinguished as of December 31, 2003. The Company is currently evaluating the effects of the Restructuring on its 2004 U.S. GAAP financial statements.

(xiv) Discount on subsidies receivable

          The Company is eligible to collect certain subsidies related to pricing of its services as allowed for under Colombian Law 142. Under Columbian GAAP, the net value of subsidies and contributions has been recorded as an account receivable that will be paid by "El Fondo de Telecomunicaciones " a division of the Colombian Ministry of Communications. Such receivables are generally paid without interest after several years delay.

          For purposes of U.S. GAAP, pursuant to Accounting Principle Board Opinion No. 21, Interest on Receivables and Payables ("APB 21") long term receivables are required to be discounted based upon an imputed rate of interest. For purposes of US GAAP, the Company has adjusted the difference between the nominal value of the accounts receivable and the net present value of the receivables based upon the Company's credit terms for borrowings of similar duration. The discounted receivable amounts are being accreted to the nominal values periodically with an offsetting amount credited to, operations.

                                   BLANK SPACE

                         TRANSTEL S.A. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  (THOUSANDS OF PESOS OF PURCHASING POWER AS OF SEPTEMBER 30, 2004) (UNAUDITED)

(xv) Excess of appraised values over net book values of fixed assets

          In accordance with Colombian GAAP, reappraisals of property, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

(xvi) Deferred income taxes

          Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to the superceded Accounting Principles Board Opinion No. 11, Accounting for Income Taxes.

          Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the accounting and tax basis of assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that some portion or all of the deferred tax asset will not be realized.

(xvii) Minority interests effect on the above US GAAP adjustments

          The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

(xviii) Effects of constant peso restatement

          To give effect to the annual restatement to constant pesos of purchasing power.

                         (xix) Earnings (loss) per share

          Under Colombian GAAP, earnings per share are computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

          Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding. For U.S. GAAP, the weighted average numbers of shares outstanding were 34,611,747,976 and 286,312,369,000 in September 2003, and September 2004, respectively.

          Basic and diluted earnings (loss) per share under U.S. GAAP are the same and were (0.004) Pesos, and 0.27 Pesos for the nine months ended September 30, 2003 and 2004, respectively.

                                   ----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TRANSTEL S.A.
                                        (Registrant)

Dated, December 2, 2004.

                                        By:    /s/ Guillermo O. Lopez
                                               ---------------------------------
                                        Name:  Guillermo O. Lopez
                                        Title: President